Exhibit 99.2

SHIP FINANCE INTERNATIONAL LIMITED
AND
U.S. BANK NATIONAL ASSOCIATION,
as Trustee
Second Supplemental Indenture
Dated as of April 23, 2018
to Indenture
Dated as of October 5, 2016
4.875% Convertible Senior Notes due 2023

TABLE OF CONTENTS

i

Exhibit A [Form of Face of Note]	A-1

ii

SECOND SUPPLEMENTAL INDENTURE dated as of April 23, 2018 (this "Supplemental Indenture") between Ship Finance International Limited, a Bermuda exempted company, as issuer (the "Company", as more fully set forth in Section 1.01) and U.S. Bank National Association, as trustee (the "Trustee", as more fully set forth in Section 1.01), supplementing the Indenture, dated as of October 5, 2016, between the Company and the Trustee (the "Base Indenture" and the Base Indenture, as amended and supplemented by this Supplemental Indenture, and as it may be further amended or supplemented from time to time with respect to the Notes, the "Indenture").
W I T N E S S E T H:
WHEREAS, the Company executed and delivered the Base Indenture to the Trustee to provide, among other things, for the issuance, from time to time, of the Company's Securities, in an unlimited aggregate principal amount, in one or more series to be established by the Company under, and authenticated and delivered as provided in, the Base Indenture;
WHEREAS, Sections 2.01 and 2.02 of the Base Indenture provide for the Company to issue Securities thereunder in the form and on the terms set forth in one or more Board Resolutions, indentures supplemental thereto or Officer's Certificates;
WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of a single series of Securities designated as its 4.875% Convertible Senior Notes due 2023 (the "Notes" and each $1,000 principal amount thereof, unless the context otherwise requires, a "Note"), initially in an aggregate principal amount not to exceed $150,000,000 (or up to $172,500,000 if the Underwriters exercise the Over-Allotment Option in full), and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Supplemental Indenture;
WHEREAS, the Form of Note, the Form of Conversion Notice, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided;
WHEREAS, the conditions set forth in the Base Indenture for the execution and delivery of this Supplemental Indenture have been complied with; and
WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Supplemental Indenture provided, the valid, binding and legal obligations of the Company, and this Supplemental Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Supplemental Indenture and the issue hereunder of the Notes have in all respects been duly authorized.
NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:
That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the benefit of each other and for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1
DEFINITIONS
Section 1.01          Definitions. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:
(a)          the terms defined in this Article 1 shall have the respective meanings assigned to them in this Article 1 and include the plural as well as the singular and, to the extent applicable, supersede the definitions thereof in the Base Indenture;
(b)          all words, terms and phrases defined in the Base Indenture (but not otherwise defined herein) shall have the same meanings as in the Base Indenture; and
(c)          the words "herein," "hereof" and "hereunder" and other words of similar import (i) when used with regard to any specified Article, Section or sub-division, refer to such Article, Section or sub-division of this Supplemental Indenture and (ii) otherwise, refer to the Indenture as a whole and not to any particular Article, Section or other subdivision.
"Additional Interest" means all amounts, if any, payable pursuant to Section 5.04(b).
"Additional Maturity Settlement Shares" shall have the meaning specified in Section 2.06(f)
"Additional Notes" shall have the meaning specified in Section 2.08(a).
"Additional Shares" shall have the meaning specified in Section 9.03(a).
"Additional Tax Amounts" shall have the meaning specified in Section 4.06.
"Applicable Procedures" means, with respect to any transfer or transaction involving a Global Note or any beneficial interest therein, the rules and procedures of the Depository for such Note, in each case to the extent applicable to such transfer or transaction and as in effect from time to time.
"Averaging Period" shall have the meaning specified in Section 9.04(e).
"Bankruptcy Law" means Title 11, United States Code, or any similar U.S. federal, state or non-U.S. law for the relief of debtors.
"Base Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.
"Business Day" means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York or banks located at the Place of Payment are authorized or required by law or executive order to close or be closed.
"Call Option" shall have the meaning specified in Section 11.02(a).
"Call Option Notice" shall have the meaning specified in Section 11.02(b).
"Call Option Redemption Date" shall have the meaning specified in Section 11.02(a).
"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

"Cash Settlement" shall have the meaning specified in Section 9.02(g).
"Clause A Distribution" shall have the meaning specified in Section 9.04(c)(iii).
"Clause B Distribution" shall have the meaning specified in Section 9.04(c)(iii).
"Clause C Distribution" shall have the meaning specified in Section 9.04(c)(iii).
"close of business" means 5:00 p.m. (New York City time).
"Combination Settlement" shall have the meaning specified in Section 9.02(g).
"Common Stock" means the common shares of the Company, par value $0.01 per share, or any other shares of Capital Stock of the Company into which such common shares will be reclassified or changed.
"Company" shall have the meaning specified in the first paragraph of this Supplemental Indenture and, subject to the provisions of Article 12 hereof, shall include its successors and assigns.
"Conversion Agent" shall have the meaning specified in Section 4.02.
"Conversion Consideration" shall have the meaning specified in Section 9.02(h).
"Conversion Date" shall have the meaning specified in Section 9.02(a).
"Conversion Notice" shall have the meaning specified in Section 9.02(a).
"Conversion Obligation" shall have the meaning specified in Section 9.01(a).
"Conversion Price" means at any time, $1,000, divided by the Conversion Rate at such time.
"Conversion Rate" shall have the meaning specified in Section 9.01(a).
"Current Value" means, in respect of a share of Common Stock on the Valuation Date, 99% of the average of the Daily VWAPs per share of Common Stock during the Determination Period.
"Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.
"Daily Cash Amount" shall have the meaning specified in the definition of "Daily Settlement Amount."
"Daily Conversion Value" means, for any Trading Day, (i) the product of (x) the Conversion Rate on such Trading Day and (y) the Daily VWAP on such Trading Day, divided by (ii) 50.
"Daily Measurement Value" shall have the meaning specified in the definition of "Daily Settlement Amount."
"Daily Settlement Amount," means, with respect to each of the 50 consecutive Trading Days during an Observation Period, (i) cash equal to the lesser of (x) the Specified Dollar Amount applicable to such conversion, divided by 50 (such quotient, the "Daily Measurement Value"); and (y) the Daily Conversion Value on such Trading Day (the lesser of such preceding clauses (x) and (y), the "Daily Cash Amount"); and (ii) if such Daily Conversion Value exceeds such Daily Measurement Value, a number of shares of Common Stock (such number, the "Daily Share Amount") equal to (x) the difference between such Daily Conversion Value and such Daily Measurement Value, divided by (y) the Daily VWAP for such Trading Day.
"Daily Share Amount" shall have the meaning specified in the definition of "Daily Settlement Amount."
"Daily VWAP" means, for any Trading Day, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "SFL <EQUITY> AQR" (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day determined using a volume-weighted average method by a nationally recognized independent investment banking firm retained for this purpose by the Company). The "Daily VWAP" shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.
"Defaulted Amounts" means any amounts on any Note (including, without limitation, the Fundamental Change Repurchase Price, principal and interest) that are payable but are not paid or duly provided for when due.
"Determination Period" means the 50 consecutive Trading Day period beginning on, and including, the 51st Scheduled Trading Day immediately preceding the Maturity Date.
"DTC" means The Depository Trust Company and shall be considered a Depository under the Base Indenture.
"Effective Date" means the first date on which shares of the Common Stock trade on the Relevant Stock Exchange, regular way, reflecting the relevant share split or share combination, as applicable.
"Event of Default" shall have the meaning specified in Section 5.02, notwithstanding anything to the contrary in the Base Indenture.
"Ex-Dividend Date" means the first date on which the shares of Common Stock trade on the Relevant Stock Exchange, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Stock on the Relevant Stock Exchange (in the form of due bills or otherwise) as determined by the Relevant Stock Exchange.
"Expiration Time" shall have the meaning specified in Section 9.04(e).
"Form of Assignment and Transfer" shall mean the "Form of Assignment and Transfer" attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.
"Form of Conversion Notice" shall mean the "Form of Conversion Notice" attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.
"Form of Fundamental Change Repurchase Notice" shall mean the "Form of Fundamental Change Repurchase Notice" attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.
A "Fundamental Change" means an event that will be deemed to occur if any of the following occurs:

(a)          either (i) a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than Hemen Holding Ltd., Farahead Investment Inc. and/or other entities which are controlled directly or indirectly by Mr. John Fredriksen, his direct lineal descendants, the personal estate of any of them or any trust created for the benefit of any of the aforementioned persons and their estates (together, the "Controlling Group") or the Company, its Subsidiaries, and the Company and its Subsidiaries' employee benefit plans, has become the direct or indirect "beneficial owner" (as defined below) of shares of the Company's common equity representing more than 50% of the voting power of the Company's common equity, or (ii) the controlling group (or any members thereof) has (individually or together) become the direct or indirect "beneficial owner" (as defined below) of shares of the Company's common equity representing more than 70% of the voting power of the Company's common equity;
(b)          the consummation of (i) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any person; or (ii) any transaction or series of related transactions in connection with which (whether by means of exchange, liquidation, consolidation, merger, combination, reclassification, recapitalization, acquisition or otherwise) all of the Common Stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, other property, assets or cash, but excluding any merger, consolidation, share exchange or acquisition of the Company with or by another person other than the Controlling Group pursuant to which the persons that "beneficially owned" (as defined below), directly or indirectly, the shares of the Company's Voting Stock immediately prior to such transaction beneficially own, directly or indirectly, immediately after such transaction, shares of the surviving, continuing or acquiring corporation's Voting Stock representing more than 50% of the total outstanding voting power of all outstanding classes of Voting Stock of the surviving, continuing or acquiring corporation in substantially the same proportions vis-à-vis each other as immediately prior to such transaction;
(c)          Continuing Directors cease to constitute at least a majority of the Board of Directors;
(d)          the Company's stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or
(e)          the Common Stock (or other common stock or depositary shares or receipts in respect thereof into which the Notes are then convertible, assuming Physical Settlement) ceases to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors).
A transaction or event described in clause (b) above will not constitute a Fundamental Change, however, if 90% of the consideration received or to be received by the holders of the Common Stock, excluding cash payments for fractional shares or dissenters rights in connection with the transaction or transactions, consists of shares of common stock traded on any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) or which will be so traded or quoted when issued or exchanged in connection with such transaction or event and as a result of such transaction or event, the Notes become convertible or exchangeable (assuming Physical Settlement) solely into such consideration (excluding cash payable in lieu of any fractional share) in accordance with Section 9.07 hereof.
For the purposes of this definition of "Fundamental Change":

(A)          any transaction or event that constitutes a Fundamental Change under both clause (a) and clause (b) above will be deemed to constitute a Fundamental Change solely under clause (b) of this definition of "Fundamental Change";
(B)          "Continuing Director" means a director who either was a member of the Board of Directors on April 18, 2018 or who becomes a member of the Board of Directors subsequent to that date and whose election, appointment or nomination for election by the holders of the Common Stock is duly approved by a majority of the continuing directors on the Board of Directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors in which such individual is named as nominee for director; and
(C)          whether a person is a "beneficial owner" or whether shares are "beneficially owned" will be determined in accordance with Rule 13d-3 under the Exchange Act.
"Fundamental Change Notice" shall have the meaning specified in Section 10.01(c).
"Fundamental Change Notice Date" shall have the meaning specified in Section 10.01(c).
"Fundamental Change Repurchase Date" shall have the meaning specified in Section 10.01(a).
"Fundamental Change Repurchase Notice" shall have the meaning specified in Section 10.01(b)(i).
"Fundamental Change Repurchase Price" shall have the meaning specified in Section 10.01(a).
"Global Note" means a Note in the form of a Global Security.
"Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.
"Interest Payment Date" means each February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2018.
"Issue Date" means April 23, 2018.
"Last Reported Sale Price" of the Common Stock on any date means the closing sale or trading price per share (or, if no closing sale or trading price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is traded. If the Common Stock is not listed for trading on a U.S. national or regional securities exchange on such date, the "Last Reported Sale Price" of the Common Stock will be the last quoted bid price per share for the Common Stock in the over-the-counter market on such date as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted, the "Last Reported Sale Price" will be the average of the mid-point of the last bid and ask prices per share for the Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.
"Make-Whole Fundamental Change" has the meaning specified in Section 9.03(a).
"Make-Whole Fundamental Change Effective Date" shall have the meaning specified in Section 9.03(c).

"Market Disruption Event" means (A) a failure by the primary U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading to open for trading during its regular trading session or (B) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options, contracts or future contracts relating to the Common Stock.
"Maturity Cash Settlement Amount" shall have the meaning specified in Section 2.06(c)(ii).
"Maturity Date" means May 1, 2023.
"Maturity Settlement Shares" shall have the meaning specified in Section 2.06(c)(i).
"Merger Event" shall have the meaning specified in Section 9.07(a).
"Multi-Clause Distribution" shall have the meaning specified in Section 9.04(c)(iii).
"Note" or "Notes" shall have the meaning specified in the third paragraph of the recitals of this Supplemental Indenture.
"Note Register" shall mean the register maintained, with respect to the Notes, by the Registrar pursuant to Section 2.04 of the Base Indenture.
"Observation Period" with respect to any Note surrendered for conversion means:
(i)          if the relevant Conversion Date occurs prior to February 1, 2023, the 50 consecutive Trading Day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; and
(ii)          if the relevant Conversion Date occurs on or after February 1, 2023, the 50 consecutive Trading Day period beginning on, and including, the 51st Scheduled Trading Day immediately preceding the Maturity Date.
"open of business" means 9:00 a.m. (New York City time).
"outstanding" means, with respect to any Note, that such Note is considered "outstanding" under Section 2.09 of the Base Indenture, subject to Section 6.04; provided that the following Notes shall be deemed to not be "outstanding": (a) all Notes that have been converted pursuant to Article 9 of this Supplemental Indenture; and (b) all Notes that have been repurchased by the Company pursuant to Section 2.08(b).
"Person" means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.
"Physical Notes" means permanent certificated Notes in registered form issued in minimum denominations of $1,000 principal amount and integral multiples thereof.
"Physical Settlement" shall have the meaning specified in Section 9.02(g).
"Place of Payment" shall mean Norway.

"Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.08 of the Base Indenture in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.
"Pricing Term Sheet" means the Pricing Term Sheet relating the Notes dated April 19, 2018.
"Redemption Price" shall have the meaning specified in Section 11.02(a).
"Reference Property" shall have the meaning specified in Section 9.07(a).
"Reference Property Unit" shall have the meaning specified in Section 9.07(a).
"Regular Record Date," with respect to any Interest Payment Date, shall mean the January 15, April 15, July 15 or October 15 (whether or not such day is a Business Day) immediately preceding the applicable February 1, May 1, August 1 and November 1 Interest Payment Date, respectively.
"Relevant Jurisdiction" shall have the meaning specified in Section 4.06.
"Relevant Stock Exchange" means The New York Stock Exchange or, if the Common Stock (or other security for which a Last Reported Sale Price must be determined) is not then listed on The New York Stock Exchange, the principal other U.S. national or regional securities exchange on which the Common Stock (or such other security) is then listed or, if the Common Stock (or such other security) is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock (or such other security) is then listed or admitted for trading.
"Reporting Event of Default" shall have the meaning specified in Section 5.04(b).
"Scheduled Trading Day" means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading; provided, however, that if the Common Stock is not so listed or admitted for trading, then "Scheduled Trading Day" means a Business Day.
"Settlement Method" means Cash Settlement, Physical Settlement or Combination Settlement.
"Share Settlement Option" shall have the meaning specified in Section 2.06(a).
"Share Settlement Option Notice" shall have the meaning specified in Section 2.06(b).
"Share Settlement Reference Date" shall have the meaning specified in Section 2.06(f).
"Share Settlement Retroactive Adjustment" shall have the meaning specified in Section 2.06(f).
Over-Allotment Option" means the Underwriters' option, pursuant to the Underwriting Agreement, to purchase up to $22,500,000 aggregate principal amount of the Notes from the Company.
"Significant Subsidiary" means, with respect to any Person, a Subsidiary of such Person that is a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated by the SEC.
"Specified Dollar Amount" means, with respect to the conversion of any Note with respect to which Combination Settlement applies, the maximum cash amount per $1,000 principal amount of such Note being converted to be received upon such conversion (excluding cash in lieu of any fractional share of Common Stock), as specified in the notice specifying the Company's elected Settlement Method for such conversion or as deemed to be so specified pursuant to Section 9.02(g)(v).
"Spin-Off" shall have the meaning specified in Section 9.04(c).
"Stock Price" shall have the meaning specified in Section 9.03(c).
"Successor Person" shall have the meaning specified in Section 12.02.
"Supplemental Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.
"Trading Day" means a day on which (A) there is no Market Disruption Event and (B) trading in the Common Stock generally occurs on the Relevant Stock Exchange; and (y) if the Common Stock is not so listed or admitted for trading, "Trading Day" means a Business Day.
"Transfer Agent" means, initially, the Trustee, in its capacity as the transfer agent for the Notes, and any successor entity acting in such capacity.
"Trustee" means the Person named as the "Trustee" in the first paragraph of this Supplemental Indenture until a successor trustee shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder.
"Underwriters" means the several underwriters named in Schedule I to the Underwriting Agreement.
"Underwriting Agreement" means the Underwriting Agreement, dated April 19, 2018, among the Company and Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc., as representatives of the Underwriters.
"Valuation Date" means the second Scheduled Trading Day immediately preceding the Maturity Date.
"Valuation Period" shall have the meaning specified in Section 9.04(c).
"Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes will have or might have voting power by reason of the happening of any contingency).
Section 1.02          References to Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in the Indenture shall be deemed to include any Additional Interest payable pursuant to Section 5.04(b) hereof.
ARTICLE 2
ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES
Section 2.01          Scope of Supplemental Indenture. This Supplemental Indenture amends and supplements the provisions of the Base Indenture, to which provisions reference is hereby made. The changes, modifications and supplements to the Base Indenture effected by this Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the Notes, which may be issued from time to time in accordance herewith, and shall not apply to any other Securities that may be issued under the Base Indenture unless a supplemental indenture with respect to such other Securities specifically incorporates such changes, modifications and supplements. For all purposes under the Base Indenture, the Notes shall constitute a single series of Securities, and with regard to any matter requiring the consent under the Base Indenture of Holders of multiple series of Securities voting together as a single class, the consent of Holders of the Notes voting as a separate class shall also be required and the same threshold shall apply. The provisions of this Supplemental Indenture shall supersede any conflicting provisions in the Base Indenture.
Section 2.02          Designation and Amount. The Notes are hereby created and authorized as a single series of Securities under the Base Indenture. The Notes shall be designated as the "4.875% Convertible Senior Notes due 2023." The aggregate principal amount of Notes that may be authenticated and delivered under the Indenture is initially limited to $150,000,000 (or up to $172,500,000 if the Underwriters exercise the Over-Allotment Option in full), subject to Section 2.08 and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 9.02(c) or Section 10.04 hereof or Sections 2.07, 2.08, 2.11 or 9.06 of the Base Indenture.
Section 2.03          Form of Notes. The Notes and the Trustee's certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of the Indenture.
Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of the Indenture as may be required by the Depository or the Trustee as custodian for Cede & Co., or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed, quoted, traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.
Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of the Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed, quoted or traded, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.
The requirement in Section 2.03 of the Base Indenture that two Officers sign the Securities for the Company by manual or facsimile signature shall be deemed, for the purposes of the Notes, to be a requirement that one Officer sign the Notes for the Company by manual or facsimile signature.
Section 2.04          Date and Denomination of Notes; Payments of Interest and Defaulted Amounts. i) The Notes shall be issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note.
(a)          The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The Company shall pay interest (i) on any Physical Notes (A) to Holders holding Physical Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Notes at their addresses as they appear in the Note Register and (B) to Holders holding Physical Notes having an aggregate principal amount of more than $5,000,000, either by check mailed to each such Holder at their addresses as they appear in the Note Register or, upon application by such a Holder to the Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary or (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depository or its nominee, as the case may be, as the registered Holder of such Global Note.
(b)          Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes plus 1%, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:
(i)          The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a record date for the payment of such Defaulted Amounts which shall be not more than 15 calendar days and not less than 10 calendar days prior to the date of the proposed payment, and not less than 10 calendar days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee and Paying Agent in writing of such record date and the Trustee, in the name and at the expense of the Company, shall cause notice prepared by the Company of the proposed payment of such Defaulted Amounts and the record date therefor to be mailed, first-class postage prepaid, or if the Holder is DTC or a nominee of DTC pursuant to the Applicable Procedures, to each Holder at its address as it appears in the Note Register, not less than 10 days prior to such record date. Notice of the proposed payment of such Defaulted Amounts and the record date therefor having been so mailed or given, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.04(b).
(ii)          The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed, quoted or traded, and upon such notice as may be required by such exchange or automated quotation system.
Section 2.13 of the Base Indenture shall be superseded in its entirety by this Section 2.04(b), and any reference in the Base Indenture to such Section 2.13 shall be deemed to refer instead to this Section 2.04(b).
Section 2.05          Exchange and Registration of Transfer of Notes; Depository.

(a)          Notwithstanding anything in the Base Indenture to the contrary, none of the Company, the Trustee or the Registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion or (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 10.
All Notes issued upon any registration of transfer or exchange of Notes in accordance with the Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under the Indenture as the Notes surrendered upon such registration of transfer or exchange.
(b)          The Notes shall initially be issued in the form of one or more Global Notes in the aggregate principal amount of $150,000,000 (or up to $172,500,000 if the Underwriters exercise the Over-Allotment Option in full).
(c)          The Company initially appoints DTC to act as Depository with respect to each Global Note. Initially, each Global Note shall be issued to the Depository, registered in the name of Cede & Co., as the nominee of the Depository, and deposited with the Trustee as custodian for Cede & Co.
At such time as all interests in a Global Note have been converted, canceled, repurchased or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with its customary procedures. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes, converted, canceled, repurchased or transferred to a transferee who receives Physical Notes therefor or any Physical Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the Trustee's customary procedures, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on the "Schedule of Exchanges of Notes" to such Global Note by the Trustee to reflect such reduction or increase.
Neither the Company, the Trustee nor any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
(d)          Section 2.14(b) of the Base Indenture shall be superseded by this Section 2.05(d), and any reference in the Base Indenture to Section 2.14(b) thereof shall be deemed to refer instead to this Section 2.05(d).
Physical Notes shall be issued and delivered by the Company:
(i)          to each Person that the Depository identifies as a beneficial owner of the related Global Notes only if (x) the Depository notifies the Company at any time that the Depository is unwilling or unable to continue as depository for the Global Notes and a successor depository is not appointed within 90 days, or (y) the Depository ceases to be registered as a clearing agency under the Exchange Act and a successor depository is not appointed within 90 days; or
(ii)          if an Event of Default with respect to the Notes has occurred and is continuing, to each beneficial owner of any Global Note who requests that its beneficial interests therein be issued as a Physical Note.
The Company shall execute, and the Trustee, upon receipt of an Officer's Certificate and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (ii) above, a Physical Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner's beneficial interest and (y) in the case of clauses (i)(x) or (i)(y) above, Physical Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.
Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(d) shall be registered in such names and in such authorized denominations as the Depository, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Physical Notes to the Persons in whose names such Physical Notes are so registered.
Notwithstanding anything to the contrary in the Indenture or the Notes, following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depository or any other Person, such Holder's right to exchange such beneficial interest for a Physical Note in accordance with the provisions of the Indenture.
Section 2.06          Share Settlement Option at Maturity.
(a)          The Company may elect to satisfy the Company's obligation with respect to the principal amount owed at maturity by exercising the Company's option (the "Share Settlement Option") to deliver and pay shares of Common Stock and cash, pursuant to this Section 2.06, with respect to all, but not part, of the Notes due on the Maturity Date, provided that on the Maturity Date, (i) no event described in clause (e) of the definition of "Fundamental Change" has occurred, and (ii) and no Event of Default has occurred.
(b)          To exercise the Share Settlement Option, the Company shall give a notice (the "Share Settlement Option Notice") to the Trustee and to the Holders (in the case of the Holders, sent through the facilities of the Depository). The Share Settlement Option Notice shall be given not more than 90 nor less than 60 Scheduled Trading Days prior to the Maturity Date.
(c)          If the Company exercises the Share Settlement Option, in lieu of repaying the Notes in cash on the Maturity Date, the Company shall on the second Business Day following the last Trading Day of the Determination Period:
(i)          issue or transfer and deliver to the relevant Holder such number of whole shares of Common Stock (rounded down) (the "Maturity Settlement Shares") equal to the product of (x) the Conversion Rate in effect on the Valuation Date and (y) the principal amount of such Holder's Notes divided by $1,000;
(ii)          pay to the relevant Holder in cash an amount (the "Maturity Cash Settlement Amount") equal to the amount (if any) by which the aggregate principal amount of such Notes exceeds the product of (x) the Current Value of a share of Common Stock and (y) the whole number of shares of Common Stock deliverable to such Holder calculated in accordance with (i) above in respect of such Notes; and
(iii)          pay to the relevant Holder in cash any accrued and unpaid interest in respect of such Notes to, but not including, the Maturity Date.
(d)          If the Company does not give a timely Share Settlement Option Notice in the manner required, or if, having given a Share Settlement Option Notice, prior to the Maturity Date (i) an event described in clause (e) of the definition of "Fundamental Change" has occurred or (ii) an Event of Default or potential Event of Default occurs (it being understood that a failure to deliver the consideration required as a result of the Share Settlement Option shall constitute an Event of Default), the Company shall pay the amount owed on the Stated Maturity Date in cash (and any Share Settlement Option Notice shall be annulled).
(e)          If the Company elects to exercise the Share Settlement Option with respect to the Notes, the following provisions shall apply:
(i)          the shares of Common Stock to be issued or transferred and delivered as contemplated by the Share Settlement Option Notice shall be deemed to be issued or transferred and delivered as of the Maturity Date or, in the case of any Additional Maturity Settlement Shares, as of the relevant Share Settlement Reference Date. The Company shall, no later than the delivery date of such new shares of Common Stock, list the new shares of Common Stock on The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors);
(ii)          the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issuance of the Maturity Settlement Shares and any Additional Maturity Settlement Shares and such Holder must pay all, if any, taxes arising because the Holder requests such Maturity Settlement Shares, or Additional Maturity Settlement Shares, as the case may be, to be issued in a name other than the Holder's name or interest thereon in connection with the Company's exercise of its Share Settlement Option; and
(iii)          the Maturity Settlement Shares shall be fully paid and shall in all respects rank pari passu with the fully paid shares of Common Stock in issue on the Maturity Date or, in the case of Additional Maturity Settlement Shares, on the relevant Share Settlement Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law and except that such shares of Common Stock or, as the case may be, Additional Maturity Settlement Shares will not be entitled to any rights, distributions or payments the record date (or other due date for the establishment of entitlement) for which falls prior to the Maturity Date or, as the case may be, the relevant Share Settlement Reference Date.
(f)          If the Valuation Date shall be after the record date in respect of any event described in Section 9.04, but before the relevant adjustment becomes effective (such adjustment, a "Share Settlement Retroactive Adjustment"), then the Company shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued or transferred and delivered to the relevant Holder, such additional number of shares of Common Stock (if any) (the "Additional Maturity Settlement Shares") as, together with the shares of Common Stock issued or to be transferred and delivered on the Maturity Date, is equal to the number of shares of Common Stock which would have been required to be issued or delivered on the Maturity Date if the relevant adjustment to the Conversion Price had been made and become effective immediately prior to the Valuation Date. Additional Maturity Settlement Shares shall be delivered to Holders not later than the later of (i) 10 Business Days following the date the relevant Share Settlement Retroactive Adjustment becomes effective (the "Share Settlement Reference Date") and (ii) the Maturity Date.
(g)          The Company covenants that it shall not take any action, and shall procure that no action is taken, that would result in an adjustment to the Conversion Rate during the period beginning on, and including, the Valuation Date and ending on, and including, the Maturity Date.
Section 2.07          Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes surrendered for the purpose of payment, repurchase (including pursuant to Section 2.08(b)), registration of transfer or exchange or conversion, if surrendered to any Person other than the Trustee (including any of the Company's agents, Subsidiaries or Affiliates), to be delivered to the Trustee or its Agent for cancellation by the Trustee (and no one else) pursuant to Section 2.12 of the Base Indenture. All Notes delivered to the Trustee or its agent shall be canceled promptly by the Trustee and will no longer be considered outstanding, and no Notes shall be issued to replace any such Notes cancelled hereunder or under the Base Indenture.
Section 2.08          Additional Notes; Repurchases.
(a)          The Company may, without the consent of the Holders and notwithstanding Section 2.02, issue Additional Notes under the Indenture with the same terms and with the same CUSIP number as the Notes initially issued hereunder (except for any differences in issue price) in an unlimited aggregate principal amount (the "Additional Notes"); provided, however, that if any such Additional Notes are not fungible with the Notes initially issued hereunder for U.S. federal income tax purposes, then such Additional Notes shall have a separate CUSIP number. Prior to the issuance of any such Additional Notes, the Company shall deliver to the Trustee a Company Order for the authentication of the Notes, an Officer's Certificate and an Opinion of Counsel, such Officer's Certificate and Opinion of Counsel to cover such matters, in addition to those required by Sections 10.04 and 10.05 of the Base Indenture, as the Trustee shall reasonably request.
(b)          The Company may, to the extent permitted by law, purchase Notes in the open market or by tender offer at any price or by private agreement without giving prior notice to Holders. Any Notes purchased or otherwise acquired by the Company or any of its Subsidiaries prior to the Maturity Date shall be surrendered to the Trustee for cancellation. Any Notes surrendered for cancellation may not be reissued or resold and shall be promptly cancelled by the Trustee, and the Company may not hold or resell such Notes or issue any new Notes to replace any such Notes.
ARTICLE 3
SATISFACTION AND DISCHARGE
Section 3.01          Applicability of Sections 8.01, 8.03 and 8.04 of the Base Indenture.
(a)          Section 8.01 of the Base Indenture shall be superseded by this Section 3.01, and any reference in the Base Indenture to Section 8.01 thereof or any provision contained therein shall be deemed to refer to this Section 3.01 or the applicable provision contained in this Section 3.01.
(b)          Sections 8.03 and 8.04 of the Base Indenture and any reference in the Base Indenture to any such Section or the provisions contained therein shall be deemed deleted with respect to the Notes.
Section 3.02          Discharge of Liability on Notes. When (a)(i) the Company delivers to the Registrar all outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Base Indenture) for cancellation or (ii) all outstanding Notes have become due and payable (upon maturity, acceleration or otherwise), and the Company irrevocably deposits with the Trustee or delivers to the Holders, as applicable, cash and/or shares of Common Stock (or, if applicable, Reference Property) and cash (in lieu of fractional shares of Common Stock or, if applicable, Reference Property Units) (solely to satisfy amounts due and owing as a result of conversions of the Notes), sufficient to pay all amounts due and owing on all outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Base Indenture), (b) the Company pays all other sums payable by it under this Indenture with respect to the then outstanding Notes and (c) the Company delivers to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all of the applicable conditions precedent to the discharge of this Indenture described in this section have been satisfied, then, subject to Section 7.07 of the Base Indenture, this

Indenture will cease to be of further effect with respect to the Notes and the Holders and the Trustee will acknowledge the satisfaction and discharge of this Indenture with respect to the Notes.
Notwithstanding the satisfaction and discharge of this Indenture, (i) any obligation of the Company to any Holder under Article 9 hereof with respect to the conversion of any Note or to the Trustee (in any capacity thereunder) under Article 7 of the Base Indenture with respect to the rights and protections of the Trustee or as to its compensation or indemnity, and (ii) any obligation of the Trustee or Paying Agent with respect to money deposited with it will survive.
Section 3.03          Repayment to the Company. Subject to any applicable unclaimed property law, the Trustee and the Paying Agent, upon receiving a written request from the Company, will promptly turn over to the Company any cash, securities, including shares of Common Stock, or other property held for payment on the Notes that remains unclaimed two years after the date on which such payment was due. After the Trustee and the Paying Agent return such cash and securities, including shares of the Common Stock, to the Company, the Trustee and the Paying Agent will have no further liability to any Holder with respect to such cash, securities, including shares of Common Stock, or other property, and any Holder entitled to the payment of such cash, securities, including shares of Common Stock, or other property under the Notes or this Indenture must look to the Company for payment as a general creditor of the Company.
ARTICLE 4
PARTICULAR COVENANTS OF THE COMPANY
Section 4.01          Payment of Principal and Interest. This Section 4.01 shall supersede Section 4.01 of the Base Indenture and all references in the Base Indenture to Section 4.01 thereof shall be deemed, for the purposes of the Notes, to be references to this Section 4.01. The Company covenants and agrees that it will cause to be paid the principal (including the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest, if any, on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.
Section 4.02          Conversion Agent. The Paying Agent and Registrar for the Notes shall be located in the continental United States of America. The Company will also maintain in the continental United States of America an office or agency where the Notes may be surrendered for conversion ("Conversion Agent"). The Company will give prompt written notice to the Trustee of the location, and any change in the location, of the Conversion Agent. The Conversion Agent shall be considered an "Agent" under the Base Indenture.
The Company may also from time to time designate additional offices or agencies where the Notes may be surrendered for conversion and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain a Conversion Agent in the continental United States of America. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The term "Conversion Agent" includes any such additional or other offices or agencies, as applicable.
The Company hereby initially designates the Trustee as the Conversion Agent, and hereby initially designates the Trustee's Corporate Trust Office as the location of the Paying Agent, Registrar and Conversion Agent for the Notes.
Section 4.03          Provisions as to Paying Agent.

(a)          The Company shall, on or before each due date of the principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable) of, or accrued and unpaid interest on or cash due upon conversion of, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price or Redemption Price, if applicable), accrued and unpaid interest or cash due upon conversion of the Notes, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 10:00 a.m., New York City time, on such date.
(b)          This Section 4.03(b) shall supersede Section 8.05 of the Base Indenture and all references in the Base Indenture to Section 8.05 thereof shall be deemed, for the purposes of the Notes, to be references to this Section 4.03(b). The Paying Agent shall pay to the Company upon request any money held by them for payment of principal and interest that remains unclaimed for two years; provided, however, that before the Paying Agent is required to make any such repayment, the Company shall cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, the City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company. After such payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and all liability of the Paying Agent with respect to that money shall cease.
Section 4.04          Statements as to Defaults. Any notice delivered by the Company pursuant to Section 4.03 of the Base Indenture shall be delivered to the Corporate Trust Office of the Trustee in accordance with Section 10.02 of the Base Indenture, and shall make specific reference to the Indenture, the Company and the Notes.
Section 4.05          Reports. The Company will deliver to Holders, with a copy to the Trustee, copies of all annual reports that the Company is required to deliver to the SEC on Form 20-F and any quarterly reports it furnishes to the SEC on Form 6-K, and any other documents, information or other reports that the Company is required to file with the SEC under Sections 13 or 15(d) of the Exchange Act no later than the time that the Company is required to file such quarterly and annual reports, other documents, information or other reports with the SEC (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Any document filed by the Company with the SEC via the EDGAR system (or any successor thereto) will be deemed to be delivered to Holders and the Trustee at the time such document is filed via the EDGAR system (or such successor); provided, however, that the Trustee will have no obligation to determine whether the Company has made any filing via the EDGAR system (or any successor thereto). Delivery of the reports, information and documents described in this Section 4.05 to the Trustee is for informational purposes only, and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer's Certificates), and the Trustee shall have no liability or responsibility for the filing, timeliness or content of any such report. Notwithstanding anything to the contrary in the foregoing, nothing in this paragraph shall require the Company to deliver to any Holder or the Trustee any material for which the Company has sought and received, or is seeking and has not been denied, confidential treatment by the SEC.
Section 4.06          Payment of Additional Tax Amounts. All payments of interest and principal (including the payment of any amount upon Stated Maturity or that constitutes all or part of any Conversion Obligation) by the Company under the Notes shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any jurisdiction in which the Company is organized or maintains an executive office or place of management or any political sub-division or taxing authority thereof or therein or any other jurisdiction from or through which the Company makes payment on any Note (each, a "Relevant Jurisdiction"), unless the Company is compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. In the event any such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by a Holder after such withholding or deduction shall equal the amount of interest and principal (including the payment of any amount upon Stated Maturity or that constitutes all or part of any Conversion Obligation) which would have been receivable in respect of the Notes in the absence of such withholding or deduction ("Additional Tax Amounts"); provided that no Additional Tax Amounts shall be payable for or on account of:
(a)          any tax, assessment or other governmental charge that would not have been so imposed but for the existence of any present or former connection between the Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of the Holder, if the Holder is an estate, a trust, a partnership, a limited liability company or a corporation) and a Relevant Jurisdiction or its possessions, including the Holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident of a Relevant Jurisdiction or its possessions or being or having been engaged in a trade or business or present in a Relevant Jurisdiction or its possessions or having, or having had, a permanent establishment in a Relevant Jurisdiction or its possessions;
(b)          any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property tax or any similar tax, assessment or governmental charge;
(c)          any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payments on or in respect of any Note;
(d)          any tax, assessment or other governmental charge that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the Holder (or a fiduciary, settlor, beneficiary, member, or interest-holder of the Holder, if the Holder is an estate, a trust, a partnership, or a limited liability company) or beneficial owner of that Note, if compliance therewith is required by a Relevant Jurisdiction or taxing authority thereof or therein as a precondition to relief or exemption from the tax, assessment or other governmental charge;
(e)          any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of principal of, or interest on any Note, if payment can be made without withholding by at least one other Paying Agent; or
(f)          in the case of any combination of the items listed above.
In addition, no Additional Tax Amounts shall be payable with respect to any payment on a Note to a Holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment to the extent that a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in that limited liability company or a beneficial owner would not have been entitled to the Additional Tax Amounts had it been the Holder.
Additional Tax Amounts, for all purposes of this Indenture, shall constitute and be deemed to be part of the principal, interest, payments in respect of any Conversion Obligation or other payment to which they relate and all references in this Indenture to principal, interest, payments in respect of any Conversion Obligation or other payments in respect of which Additional Tax Amounts are payable shall be deemed to also include such Additional Tax Amounts.

The Company shall deliver to the Trustee, at least 30 days prior to the date of any payment under or with respect to the Notes in respect of which it becomes aware that it will be obligated to pay Additional Tax Amounts, an Officer's Certificate stating the fact that Additional Tax Amounts will be payable and the amount estimated to be so payable. The Officer's Certificates shall also set forth any other information reasonably necessary to enable the Trustee to pay Additional Tax Amounts to Holders on the relevant payment date. The Trustee shall be entitled to rely solely on such Officer's Certificate as conclusive proof that such payments are necessary.
ARTICLE 5
DEFAULTS AND REMEDIES
Section 5.01          Applicability of Article VI of the Base Indenture. Article VI of the Base Indenture shall not apply to the Notes. Instead, the provisions set forth in this Article 5 shall, with respect to the Notes, supersede in its entirety Article VI of the Base Indenture, and all references in the Base Indenture to Article VI thereof and the provisions therein, as the case may be, shall, with respect to the Notes, be deemed to be references to this Article 5 and the applicable provisions set forth in this Article 5, respectively. Without limiting the forgoing, all references in Section 7.07 of the Base Indenture to Section 6.01(f) or (g) of the Base Indenture shall, with respect to the Notes, be deemed to be references to Section 5.02(i) or Section 5.02(j) hereof, respectively. In addition, the second sentence of Section 9.02 of the Base Indenture and any reference to waivers in such Section 9.02 shall be deemed deleted with respect to the Notes.
Section 5.02          Events of Default. Each of the following events shall be an "Event of Default" with respect to the Notes:
(a)          the Company fails to pay the principal of the Notes (including any Fundamental Change Repurchase Price or Redemption Price) when due at maturity, upon Redemption, repurchase upon a Fundamental Change, declaration of acceleration or otherwise;
(b)          the Company fails to pay any interest on the Notes when due and such failure continues for a period of 30 days after the applicable due date;
(c)          the Company fails to give any Fundamental Change Notice, Call Option Notice or notice of a Make-Whole Fundamental Change, in each case, when due;
(d)          the Company fails to comply with its obligation to convert a Note in accordance with Article 9 hereof upon a Holder's exercise of its conversion rights with respect to such Note within five Business Days of receiving such Holder's Conversion Notice;
(e)          The Company fails to deliver the consideration due upon exercise of the Share Settlement Option;
(f)          the Company fails to comply with its obligations under Article 12 hereof;
(g)          the Company fails to perform or observe any of its covenants or warranties in this Indenture or in the Notes (other than a covenant or agreement specifically addressed in clauses (a) through (d) above) and such failure continues for a period of 30 days after (A) the Company receives notice of such failure from the Trustee or (B) the Company and the Trustee receive notice of such failure from Holders of at least 25% of the aggregate principal amount of then outstanding Notes;
(h)          any indebtedness for money borrowed by, or any other payment obligation of, the Company in an outstanding principal amount, individually or in the aggregate, in excess of $25.0 million

(or the foreign equivalent) is not paid at final maturity (or when otherwise due) or is accelerated, and such indebtedness is not discharged (or such default in payment or acceleration is not cured or rescinded) within 30 calendar days after Notice of Default is given;
(i)          any indebtedness for money borrowed by, or any other payment obligation of any of the Company's subsidiaries that is a Significant Subsidiary (or any group of subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary), in an outstanding principal amount, individually or in the aggregate, in excess of $25.0 million (or the foreign equivalent) is not paid at final maturity (or when otherwise due) or is accelerated, and such indebtedness is not discharged (or such default in payment or acceleration is not cured or rescinded) within 30 calendar days after Notice of Default is given; provided, however, that the default or acceleration of any indebtedness by a Significant Subsidiary (or such group of subsidiaries that, taken together, would constitute a Significant Subsidiary) shall not constitute an Event of Default if (i) the Company has no outstanding guarantee liability for such indebtedness, and (ii) the Company is not in default of any financial obligation to such Significant Subsidiary (or such group of subsidiaries that, taken together, would constitute a Significant Subsidiary);
(j)          the Company fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $25.0 million (or the foreign equivalent), if the judgments are not paid, discharged or stayed within 30 calendar days;
(k)          any of the Company's subsidiaries that is a Significant Subsidiary (or any group of subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary) fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $25.0 million (or the foreign equivalent), if the judgments are not paid, discharged or stayed within 30 calendar days; provided, however, that the failure to pay any such judgment by a Significant Subsidiary (or such group of subsidiaries that, taken together, would constitute a Significant Subsidiary) shall not constitute an Event of Default if (i) the Company has no direct liability for or obligation to pay such judgment and (ii) the Company is not in default of any financial obligation to such Significant Subsidiary (or such group of subsidiaries that, taken together, would constitute a Significant Subsidiary);
(l)          the Company or any Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:
(i)          commences a voluntary case;
(ii)          consents to the entry of an order for relief against it in an involuntary case;
(iii)          consents to the appointment of a Custodian of it or for any substantial part of its property;
(iv)          makes a general assignment for the benefit of its creditors;
(v)          takes any comparable action under any foreign laws relating to insolvency; or
(vi)          admits in writing its inability to pay its debts generally as they become due;
provided however that, in the case of each of clauses (i) through (vi) above, such event relating to a Significant Subsidiary shall not constitute an Event of Default if (i) the Company has no direct liability for or obligation to pay any indebtedness of such subsidiary and (ii) the Company is not in default of any financial obligation to such Significant Subsidiary (or such group of subsidiaries that, taken together, would constitute a Significant Subsidiary); or
(m)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(i)          is for relief against Company or any Significant Subsidiary in an involuntary case or proceeding;
(ii)          appoints a Custodian of the Company or any Significant Subsidiary, or for any substantial part of the property of the Company or any Significant Subsidiary;
(iii)          orders the winding up or liquidation of the Company or any Significant Subsidiary; or
(iv)          grants any similar relief under any foreign laws;
and, in each such case, the order or decree remains unstayed and in effect for 60 days; provided however that such event relating to a Significant Subsidiary shall not constitute an Event of Default if (i) the Company has no direct liability for or obligation to pay any indebtedness of such subsidiary and (ii) the Company is not in default of any financial obligation to such Significant Subsidiary (or such group of subsidiaries that, taken together, would constitute a Significant Subsidiary).
Each of the events enumerated in this Section 5.02 will constitute an Event of Default whatever the cause and regardless of whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.
Section 5.03          Acceleration; Rescission and Annulment. If an Event of Default specified in Section 5.02(i) or Section 5.02(j) hereof occurs with respect to the Company, the principal amount of, and all accrued and unpaid interest, if any, on, all of the then outstanding Notes will immediately become due and payable without any further action or notice by any party.
If any other Event of Default occurs and is continuing, the Trustee, by delivering a written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by delivering a written notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest, if any, on all then outstanding Notes immediately due and payable, and upon such declaration, the principal amount of, and all accrued and unpaid interest, if any, on all then outstanding Notes will immediately become due and payable.
Notwithstanding anything to the contrary in this Indenture, the Holders of a majority of the aggregate principal amount of the then outstanding Notes may, on behalf of the Holders of all of the then outstanding Notes, rescind any acceleration of the Notes and its consequences hereunder by delivering notice to the Trustee if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default (other than the nonpayment of the principal of, interest, if any, on, or the Fundamental Change Repurchase Price or the Redemption Price for, the Notes that has become due solely as a result of acceleration) have been cured or waived. No such rescission will affect any subsequent Default or impair any right consequent thereto.

Section 5.04          Other Remedies; Sole Remedy for Failure to Report.
(a)          If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, accrued and unpaid interest, if any, or payment of the Fundamental Change Repurchase Price or Redemption Price for, the Notes or to enforce the performance of any provision of the Notes or this Indenture regarding any other matter. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of the Notes in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default will not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.
(b)          Notwithstanding anything to the contrary in the Notes or in this Indenture, the Company may elect that the sole remedy for any Event of Default specified in Section 5.02(f) hereof relating to the Company's failure to comply with Section 4.05 hereof (a "Reporting Event of Default") will, for the period beginning on the date on which such Reporting Event of Default first occurred and ending on the earlier of (A) the date on which such Reporting Event of Default is cured or validly waived in accordance with Section 5.05 hereof and (B) the 90th calendar day immediately following the date on which such Reporting Event of Default first occurred, consist of the right to receive additional interest (the "Additional Interest") on the Notes at a rate equal to 0.50% per annum on the principal amount of the then-outstanding Notes.
(c)          If (i) a Reporting Event of Default occurs and the Company elects that the sole remedy with respect to such Reporting Event of Default will be the Additional Interest and (ii) on the 91st day immediately following, and including, the date on which such Reporting Event of Default first occurred, such Reporting Event of Default has not been cured or validly waived in accordance with Section 5.05 hereof, then the Notes will become subject to acceleration under Section 5.03 hereof on account of such Reporting Event of Default.
(d)          To elect to pay the Additional Interest as the sole remedy for a Reporting Event of Default, the Company must deliver notice in writing in an Officer's Certificate of such election to the Holders, the Paying Agent and the Trustee prior to the date on which such Reporting Event of Default first occurs. Any such notice and certificate must include a brief description of the report that the Company failed, or will fail, to file, a statement that the Company is electing to pay the Additional Interest and the date on which such Reporting Event of Default will occur. If a Reporting Event of Default occurs and the Company fails to timely deliver such notice and certificate for such Reporting Event of Default, the Notes will be subject to acceleration under Section 5.03 hereof on account of such Reporting Event of Default. Unless and until a Responsible Officer of the Trustee receives such a certificate, the Trustee may assume without inquiry that no Additional Interest is payable.
(e)          Notwithstanding anything to the contrary herein, if the Company elects to pay the Additional Interest with respect to any Reporting Event of Default, the Company's election will not affect the rights of any Holder with respect to any other Event of Default, including with respect to any other Reporting Event of Default; provided, that, for the avoidance of doubt, in no event will the Company be obligated to pay the Additional Interest at a rate greater than 0.50% per annum on the principal amount of then outstanding Notes.
Section 5.05          Waiver of Past Defaults. If an Event of Default described in Section 5.02(a), Section 5.02(b), Section 5.02(c), Section 5.02(d) or Section 5.02(f) (which, in the case of Section 5.02(f) only, relates to a covenant that cannot be amended without the consent of each affected Holder) or a Default that would lead to such an Event of Default occurs and is continuing, such Event of Default or Default may be waived only with the consent of each affected Holder. Every other Event of Default or Default may be waived by the Holders of a majority of the aggregate principal amount of then outstanding Notes. Whenever any Event of Default is so waived, it will cease to exist, and whenever any Default is so waived, it will be deemed cured and any Event of Default arising therefrom will be deemed not to occur. However, no such waiver will extend to any subsequent or other Default or Event of Default or impair any consequent right.
Section 5.06          Control by Majority. At any time, the Holders of a majority of the aggregate principal amount of then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or for exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, subject to Section 7.01 of the Base Indenture, that is unduly prejudicial to the rights of a Holder or to the Trustee, or that would potentially involve the Trustee in personal liability unless the Trustee is offered indemnity and security satisfactory to it against any loss, liability or expense to the Trustee that may result from the Trustee's instituting such proceeding as the Trustee. Prior to taking any action hereunder, the Trustee will be entitled to indemnification satisfactory to it against all losses, liabilities and expenses caused by taking or not taking such action.
Section 5.07          Limitation on Suits. Except to enforce (i) its rights to receive the principal of, the Fundamental Change Repurchase Price or the Redemption Price for, or interest, if any, on, a Note, or (ii) the failure of the Company to comply with its obligations under Article 9 to convert any Note, no Holder may pursue a remedy with respect to this Indenture or the Notes unless:
(a)          such Holder has previously delivered to the Trustee written notice that an Event of Default has occurred and is continuing;
(b)          the Holders of at least 25% of the aggregate principal amount of then-outstanding Notes deliver to the Trustee a written request that the Trustee pursue a remedy with respect to such Event of Default;
(c)          such Holder or Holders have offered and, if requested, provided, to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or other expense of compliance with such written request;
(d)          the Trustee has not complied with such written request within 60 days after receipt of such written request and the offer of security and indemnity; and
(e)          during such 60-day period, the Holders of a majority of the aggregate principal amount of then-outstanding Notes did not deliver to the Trustee a direction inconsistent with such written request.
A Holder may not use this Indenture to prejudice the rights of any other Holder or to obtain a preference or priority over any other Holder, it being understood that the Trustee does not have any affirmative duty to ascertain whether any usage of this Indenture by a Holder is unduly prejudicial to such other Holders.
Section 5.08          Rights of Holders To Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of the principal of, the Fundamental Change Repurchase Price or the Redemption Price for, accrued and unpaid interest, if any, on, and any consideration due under Article 9 upon conversion of, its Note, on or after the respective due date, or to bring suit for the enforcement of any such payment and/or delivery on or after the respective due date, will not be impaired or affected without the consent of such Holder and will not be subject to the requirements of Section 5.07 hereof.
Section 5.09          Collection Suit by Trustee. If an Event of Default specified in Section 5.02(a), Section 5.02(b), Section 5.02(c) or Section 5.02(d) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, the Fundamental Change Repurchase Price or the Redemption Price for, interest, if any, on, and the Conversion Consideration, if any, due upon conversion of, the Notes, and, to the extent lawful, any Default Interest on any Defaulted Amounts, and such further amount as is sufficient to cover the costs and expenses of collection provided for under Section 7.07 of the Base Indenture.
Section 5.10          Trustee May File Proofs of Claim. The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company, its creditors or its property and, unless prohibited by law or applicable regulations, will be entitled to collect, receive and distribute any money or other property payable or deliverable on any such claims, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder out of the estate in any such proceeding, will be denied for any reason, payment of the same will be secured by a lien on, and will be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained will be deemed to authorize the Trustee to authorize or consent to, or to accept or to adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
Section 5.11          Priorities. If the Trustee collects any money or property pursuant to this Article 5, it will pay out the money or property in the following order:
FIRST: to the Trustee (acting in any capacity hereunder), its agents and attorneys for amounts due hereunder, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;
SECOND: to the Holders, for any amounts due and unpaid on the principal of, the Fundamental Change Repurchase Price or the Redemption Price for, accrued and unpaid interest on, and any Conversion Consideration due upon the conversion of, any Note, without preference or priority of any kind, according to such amounts due and payable on all of the Notes; and
THIRD: the balance, if any, to the Company or to such other party as a court of competent jurisdiction directs.
The Trustee may fix a record date and payment date for any payment to the Holders pursuant to this Section 5.11. If the Trustee so fixes a record date and a payment date, at least 15 days prior to such record date, the Company will deliver to each Holder and the Trustee a written notice, which notice will state such record date, such payment date and the amount of such payment.
Section 5.12          Notice of Defaults. If a Default occurs and is continuing and is known to the Trustee, the Trustee shall send to each Holder notice of the Default within 90 days after such Default first occurs, or, if it is not known to the Trustee at such time, as soon as practicable after it is known to the Trustee; provided, however, that except in the case of a Default that is, or would lead to, an Event of Default described in Section 5.02(a), Section 5.02(b), Section 5.02(c) or Section 5.02(d) hereof, the Trustee may withhold the notice if and so long as it in good faith determines that withholding the notice is in the interests of Holders.

Section 5.13          Undertaking to Pay Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 5.13 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 5.08 hereof or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.
ARTICLE 6
CONCERNING THE HOLDERS
Section 6.01          Action by Holders. Whenever in the Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 7, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may, but shall not be required to, fix, in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than 15 days prior to the date of commencement of solicitation of such action.
Section 6.02          Proof of Execution by Holders. Subject to the provisions of Section 7.01 of the Base Indenture, Section 7.02 of the Base Indenture and Section 7.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Registrar. The record of any Holders' meeting shall be proved in the manner provided in Section 7.06.
Section 6.03          Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 2.04) accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes; and neither the Company nor the Trustee nor any authenticating agent nor any Paying Agent nor any Conversion Agent nor any Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or shares of Common Stock so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note.
Section 6.04          Company-Owned Notes Disregarded. This Section 6.04 shall supersede Section 2.10 of the Base Indenture, and any reference in the Base Indenture to Section 2.10 thereof shall be deemed to refer instead to this Section 6.04. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under the

Indenture, Notes that are owned by the Company or by any Subsidiary or Affiliate thereof; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer actually knows are so owned shall be so disregarded. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer's Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01 of the Base Indenture, the Trustee shall be entitled to accept such Officer's Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.
Section 6.05          Revocation of Consents; Future Holders Bound. Notwithstanding anything to the contrary in Section 9.05 of the Base Indenture, at any time prior to (but not after) the evidencing to the Trustee, as provided in Section 6.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in the Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 6.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.
ARTICLE 7
HOLDERS' MEETINGS
Section 7.01          Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 7 for any of the following purposes:
(a)          to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under the Indenture, or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 5;
(b)          to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VII of the Base Indenture;
(c)          to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.02 of the Base Indenture, subject to Section 8.02; or
(d)          to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of the Indenture or under applicable law.
Section 7.02          Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 7.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 6.01, shall be delivered to Holders at their addresses as they shall appear on the Note Register. Such notice shall also be delivered to the Company. Such notices shall be delivered not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.
Section 7.03          Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 7.01, by delivering notice thereof as provided in Section 7.02.
Section 7.04          Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.
Section 7.05          Regulations. Notwithstanding any other provisions of the Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.
The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 7.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote at the meeting.
Subject to the provisions of Section 6.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 7.02 or Section 7.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.
Section 7.06          Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 7.02. The record shall show the principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.
Any record so signed and verified shall be conclusive evidence of the matters therein stated.
Section 7.07          No Delay of Rights by Meeting. Nothing contained in this Article 7 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of the Indenture or of the Notes.
Section 7.08          Applicability of Section 10.07 of Base Indenture. Section 10.07 of the Base Indenture shall be superseded by this Article 7, and any reference in the Base Indenture to Section 10.07 thereof shall be deemed to refer instead to this Article 7.
ARTICLE 8
SUPPLEMENTAL INDENTURES
Section 8.01          Supplemental Indentures Without Consent of Holders. This Section 8.01 shall supersede Section 9.01 of the Base Indenture, and any reference in the Base Indenture to Section 9.01 thereof shall be deemed to refer instead to this Section 8.01. The Company and the Trustee may amend or supplement this Indenture or the Notes without the consent of any Holder:
(a)          to add guarantees with respect to the Company's obligations under this Indenture or the Notes;
(b)          to secure the Notes;
(c)          to provide for the assumption of the Company's obligations under this Indenture and under the Notes by a Successor Person as described in Article 12 hereof;
(d)          to provide for the assumption of the Company's obligations under this Indenture and under the Notes by a Successor Person as described in Section 9.07 or to modify the conversion rights of the Holders in accordance with Section 9.07 hereof upon the occurrence of a Merger Event;
(e)          to surrender any right or power conferred upon the Company under this Indenture;
(f)          to add to the Company's covenants or Events of Default for the benefit of the Holders;
(g)          to cure any ambiguity or correct any inconsistency or defect in this Indenture or in the Notes that does not adversely affect Holders;
(h)          to comply with any requirement of the SEC in connection with any qualification of this Indenture or a supplement hereto under the TIA;
(i)          to irrevocably elect a Settlement Method or a Specified Dollar Amount;
(j)          to evidence the acceptance of appointment by a successor Trustee with respect to this Indenture;

(k)          to comply with the rules of any applicable Depository;
(l)          to conform the provisions of the Indenture to the "Description of Notes" section of the preliminary prospectus supplement, dated April 18, 2018, as further supplemented and/or amended by the Pricing Term Sheet;
(m)          to provide for Physical Notes to the extent permitted by, and in accordance with, Section 2.05(d); or
(n)          to make any other change; provided that such change individually, or in the aggregate with all other such changes, does not have, and will not have, an adverse effect on the interests of the Holders.
Any request by the Company for an amendment or supplement pursuant to Section 8.01(l) shall be accompanied by an Officer's Certificate evidencing the purpose for such amendment or supplement.
Section 8.02          Further Limitations. This Section 8.02 shall supersede Section 9.03 of the Base Indenture, and any reference in the Base Indenture to Section 9.03 thereof shall be deemed to refer instead to this Section 8.02. With the written consent of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a repurchase of, or tender offer or exchange offer for, Notes), by Act of such Holders delivered to the Company and the Trustee, the Company, when authorized by a resolution of the Board of Directors, may amend or supplement this Indenture or the Notes or waive compliance with any provision of this Indenture or the Notes; provided, however, that, without the consent of each affected Holder, no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may:
(a)          reduce the principal amount of, or change the Maturity Date of, any Note;
(b)          reduce the rate of, or extend the stated time for payment of, interest on any Note;
(c)          reduce the Fundamental Change Repurchase Price or the Redemption Price of any Note or change the time at which, or the circumstances under which, the Notes may, or will be, redeemed or repurchased;
(d)          impair the right of any Holder to institute suit for any payment on any Note, including with respect to any consideration due upon conversion of a Note or upon the Company's exercise of the Share Settlement Option;
(e)          make any Note payable in a currency other than that stated in the Note;
(f)          make any change that impairs or adversely affects the conversion rights of any Holder under Article 9 hereof or otherwise reduces the number of shares of Common Stock, amount of cash or any other property receivable by a Holder upon conversion or upon the Company's exercise of the Share Settlement Option;
(g)          change the ranking of the Notes;
(h)          reduce any voting requirements included in this Indenture;
(i)          make any change to any amendment, modification or waiver provision of this Indenture that requires the consent of each affected Holder; or

(j)          reduce the percentage of the aggregate principal amount of then outstanding Notes whose Holders must consent to an amendment of this Indenture or a waiver of a past default.
It will not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, but it will be sufficient if such consent approves the substance of such proposed amendment.
Section 8.03          Execution of Supplemental Indentures. Upon the request of the Company, the Trustee will sign any supplemental indenture authorized pursuant to this Article 8 if the amendment contained therein does not affect the rights, duties, liabilities or immunities of the Trustee under this Indenture. If the supplemental indenture adversely affects the Trustee's rights, duties, liabilities or immunities under this Indenture, then the Trustee may, but need not, sign such supplemental indenture. In executing any such supplemental indenture, the Trustee will be provided with, and, subject to the provisions of Section 7.01 of the Base Indenture, will be fully protected in conclusively relying upon, an Officer's Certificate and an Opinion of Counsel stating that such supplemental indenture is authorized and permitted under this Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
Section 8.04          Notices of Supplemental Indentures. After an amendment or supplement to this Indenture or the Notes pursuant to Section 8.01 or Section 8.02 hereof becomes effective, the Company will promptly deliver written notice to the Trustee, which notice will briefly describe the substance of such amendment or supplement to this Indenture in reasonable detail and state the effective date of such amendment or supplement. The Company, or the Trustee, at the written direction of the Company, will then promptly deliver a copy of such notice to each Holder. The failure to deliver such notice to each Holder, or any defect in such notice, will not impair or affect the validity of such amendment or supplement to this Indenture.
ARTICLE 9
CONVERSION OF NOTES
Section 9.01          Conversion Privilege.
(a)          Subject to, and upon compliance with, the provisions of this Article 9, a Holder may, at its option, convert all of its Notes, or any portion of its Notes having a principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof, at any time prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, into Conversion Consideration, as provided in this Article 9, at an initial conversion rate of 52.8157 shares of Common Stock (subject to adjustment as provided in this Article 9, the "Conversion Rate") per $1,000 principal amount of Notes (subject to the settlement provisions of Section 9.02, the "Conversion Obligation").
(b)          Notwithstanding anything to the contrary in this Indenture, (i) if the Company calls the Notes for redemption in accordance with Article 11 hereof, a Holder may not convert its Notes after the close of business on the Business Day immediately preceding the applicable Call Option Redemption Date except to the extent the Company fails to pay the Redemption Price for such Notes in accordance with Section 11.02 hereof, and (ii) if a Holder tenders a Fundamental Change Repurchase Notice with respect to its Notes in accordance with Article 10 hereof, such Notes may not be converted except to the extent (A) such Notes are not subject to such Fundamental Change Repurchase Notice; (B) such Fundamental Change Repurchase Notice is withdrawn in accordance with Article 10 hereof; or (C) the Company fails to pay the Fundamental Change Repurchase Price for such Notes in accordance with Section 10.06 hereof.

Section 9.02          Conversion Procedure; Settlement Upon Conversion.
(a)          To exercise its conversion right with respect to a beneficial interest in a Global Note, the owner of such beneficial interest must (i) comply with the Applicable Procedures for converting such beneficial interest; (ii) pay any funds equal to interest payable on the next Interest Payment Date that such Holder is required to pay under clause (d) of this Section 9.02; and (iii) pay any taxes or duties that such Holder is required to pay under the proviso to clause (e) of this Section 9.02. To exercise its conversion right with respect to a Physical Note, the Holder of such Note must (i) complete and manually sign the conversion notice on the back of the Note, or a facsimile of such conversion notice (such notice, or such facsimile, the "Conversion Notice"); (ii) deliver such signed and completed Conversion Notice and such Note to the Conversion Agent at its office; (iii) furnish any endorsements and transfer documents that the Company, Conversion Agent, Trustee or Transfer Agent may require; (iv) pay any funds equal to interest payable on the next Interest Payment Date that such Holder is required to pay under clause (d) of this Section 9.02; and (v) pay any taxes or duties that such Holder is required to pay under the proviso to clause (e) of this Section 9.02. The first Business Day on which a Holder satisfies the foregoing requirements with respect to a Note and on which conversion of such Note is not otherwise prohibited under this Indenture will be the "Conversion Date" for such Note. The conversion of any Note will be deemed to occur at the close of business on the Conversion Date for such Note, and any converted Note or portion thereof will cease to be outstanding upon conversion.
(b)          If a Holder surrenders the entire principal amount of a Note for conversion, such Person will no longer be the Holder of such Note as of the close of business on the Conversion Date for such Note. The Person in whose name any shares of Common Stock shall be issuable upon conversion of any Note will become the holder of record of such shares as of the close of business on the Conversion Date for such conversion, in the case of Physical Settlement, or the last Trading Day of the relevant Observation Period, in the case of Combination Settlement.
(c)          If a Holder surrenders only a portion of the principal amount of a Physical Note for conversion, promptly after the Conversion Date for such portion, the Company will, in accordance with Section 2.03 of the Base Indenture, execute and deliver to the Trustee, and the Trustee will, upon receipt of a Company Order and the documents required by Sections 10.04 and 10.05 of the Base Indenture, in accordance with Section 2.03 of the Base Indenture, authenticate and deliver to such Holder a new Physical Note in an authorized denomination, having a principal amount equal to the aggregate principal amount of the unconverted portion of the Physical Note surrendered for conversion and bearing registration numbers not contemporaneously outstanding. Upon the conversion of any beneficial interest in a Global Note, the Conversion Agent will promptly request that the Trustee make a notation on the "Schedule of Increases and Decreases of Global Note" of such Global Note to reduce the principal amount represented by such Global Note by the principal amount of the converted beneficial interest. If all of the beneficial interests in a Global Note are so converted, such Global Note will be deemed surrendered to the Trustee for cancellation, and the Trustee will cause such Global Note to be cancelled in accordance with its customary procedures.
(d)          If a Holder converts a Note after the close of business on a Regular Record Date, but prior to the open of business on the Interest Payment Date corresponding to such Regular Record Date, then (x) the Holder of such Note at the close of business on such Regular Record Date shall be entitled, notwithstanding such conversion, to receive, on such Interest Payment Date, the unpaid interest that has accrued on such Note to, but excluding, such Interest Payment Date; and (y) the Holder of such Note must, upon surrender of such Note for conversion, accompany such Note with an amount of cash equal to the amount of interest that will be payable on such Note on such Interest Payment Date; provided, however, that a Holder need not make such payment (A) for conversions following the Regular Record Date immediately preceding the Maturity Date; (B) if the Company has specified a Fundamental Change

Repurchase Date that is after a Regular Record Date and on or prior to the Business Day immediately following the corresponding Interest Payment Date and the Holder converts its Note after the close of business on such Regular Record Date and on or prior to the open of business on such Interest Payment Date; (C) if the Company has specified a Call Option Redemption Date that is after a Regular Record Date and on or prior to the Business Day immediately following the Interest Payment Date corresponding to such Regular Record Date and such Holder surrenders such Note for conversion after such Regular Record Date and on or prior to the open of business on such Interest Payment Date; or (D) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Note.
(e)          If a Holder converts a Note, the Company will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of the Common Stock upon the conversion; provided, however, that if any tax is due because the converting Holder requested that shares of Common Stock be issued in a name other than its own, such Holder will pay such tax and the Conversion Agent, until having received a sum sufficient to pay such tax, may refuse to deliver any certificates representing the shares of Common Stock being issued in a name other than that of such Holder.
(f)          Whenever a Conversion Date occurs with respect to a Note, the Conversion Agent will, as promptly as possible, and in no event later than two Business Days immediately following such Conversion Date, deliver to the Company and the Trustee written notice that a Conversion Date has occurred, which notice will state such Conversion Date, the principal amount of Notes converted on such Conversion Date and the names of the Holders that converted Notes on such Conversion Date.
(g)          Upon the conversion of any Note, the Company shall settle such conversion by paying or delivering, as applicable and as provided in this Article 9, either (A) solely cash (a "Cash Settlement"); (B) shares of Common Stock, together, if applicable, with cash in lieu of fractional shares as provided in Section 9.02(h)(i) (a "Physical Settlement"); or (C) a combination of cash and shares of Common Stock, together, if applicable, with cash in lieu of fractional shares as provided in Section 9.02(h)(iii) (a "Combination Settlement"). The Company shall have the right to elect the Settlement Method applicable to any conversion of a Note; provided, however, that:
(i)          all conversions of Notes whose Conversion Date occurs on or after February 1, 2023 will be settled using the same Settlement Method, and the Company shall send written notice of such Settlement Method to Holders, through the Trustee (the Trustee to send such notice upon written instruction from the Company), in accordance with Section 10.02 of the Base Indenture, no later than the close of business on the second Scheduled Trading Day immediately preceding February 1, 2023;
(ii)          the Company shall use the same Settlement Method for all conversions of Notes whose Conversion Dates occur on the same day (and, for the avoidance of doubt, the Company shall not be obligated to use the same Settlement Method with respect to conversions of Notes whose Conversion Dates occur on different days, except as provided in clause (i) above);
(iii)          if the Company elects a Settlement Method with respect to the conversion of any Note whose Conversion Date occurs before February 1, 2023, the Company shall send written notice of such Settlement Method to the Holder of such Note, through the Trustee (the Trustee to send such notice upon written instruction from the Company), in accordance with Section 10.02 of the Base Indenture, no later no later than the close of business on the Trading Day immediately following such Conversion Date;
(iv)          if the Company does not timely elect a Settlement Method with respect to the conversion of a Note, then the Company will be deemed to have elected Combination Settlement with a Specified Dollar Amount per $1,000 principal amount of such Note equal to $1,000;

(v)          if the Company timely elects Combination Settlement with respect to the conversion of a Note but does not timely notify the Holder of such Note of the Specified Dollar Amount, then the Specified Dollar Amount for such conversion will be deemed to be $1,000 per $1,000 principal amount of such Note; and
(vi)          the Settlement Method shall be subject to clause (II) of the first sentence of Section 9.07(a);
(h)          The type and amount of consideration (the "Conversion Consideration") due in respect of each $1,000 principal amount of a Note to be converted shall be as follows:
(i)          if Physical Settlement applies to such conversion, (I) a whole number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date for such conversion (which, if not a whole number, shall be rounded down to the nearest whole number); and (II) if such Conversion Rate is not a whole number, cash in lieu of the related fractional share in an amount equal to the product of (x) the Daily VWAP on such Conversion Date (or if such Conversion Date is not a Trading Day, the immediately preceding Trading Day) and (y) the fractional portion of such Conversion Rate;
(ii)          if Cash Settlement applies to such conversion, cash in an amount equal to the sum of the Daily Conversion Values for each of the 50 consecutive Trading Days in the Observation Period for such conversion; or
(iii)          if Combination Settlement applies to such conversion, a settlement amount equal to (I) the sum of the Daily Settlement Amounts for each of the 50 consecutive Trading Days in the Observation Period for such conversion (which, for the avoidance of doubt, shall consist of a number of whole shares of Common Stock equal to the sum of the Daily Share Amounts for each of the Trading Days in such Observation Period (which, if such sum is not a whole number, shall be rounded down to the nearest whole number) and cash in an amount equal to the sum of the Daily Cash Amounts for each of the Trading Days in such Observation Period); and (II) if the sum of the Daily Share Amounts for each of the Trading Days in such Observation Period is not a whole number, cash in lieu of the related fractional share in an amount equal to the product of (x) the Daily VWAP on the last Trading Day of such Observation Period and (y) the fractional portion of such sum.
(i)          With respect to any conversion of Notes to which Cash Settlement or Combination Settlement applies, the Company shall determine the Conversion Consideration due thereupon promptly following the last day of the applicable Observation Period and shall promptly thereafter notify the Trustee and the Conversion Agent (if other than the Trustee) in writing of the same and the calculation thereof in reasonable detail. Neither the Trustee nor the Conversion Agent (if other than the Trustee) shall have any responsibility for any such determination or calculation.
(j)          Except as set forth in Section 9.03, Section 9.04 and Section 9.07 hereof, the Company shall pay or deliver or cause to be paid or delivered, as the case may be, the Conversion Consideration due upon the conversion of any Note to the Holder thereof as follows: (i) if Cash Settlement or Combination Settlement applies to such conversion, on the second Business Day immediately following the last Trading Day of the Observation Period for such conversion; and (ii) if Physical Settlement applies to such conversion, on the second Business Day immediately following the Conversion Date for such conversion.

(k)          If a Holder converts more than one Note on a single Conversion Date, the Conversion Consideration due in respect of such conversion will be computed based on the total principal amount of Notes converted on such Conversion Date by such Holder.
(l)          If a Holder converts a Note, the Company will not adjust the Conversion Rate to account for any accrued and unpaid interest on the Note, and the Company's delivery of the Conversion Consideration due upon such conversion will be deemed to satisfy and discharge in full the Company's obligation to pay the principal of such Note and accrued and unpaid interest, if any, on, such Note to, but excluding the Conversion Date; provided, however, that if a Holder converts a Note after a Regular Record Date and prior to the open of business on the corresponding Interest Payment Date, the Company will still be obligated to pay the interest due on such Interest Payment Date to such Holder. As a result, except as otherwise provided in the proviso to the immediately preceding sentence, any accrued and unpaid interest with respect to a converted Note will be deemed to be paid in full rather than cancelled, extinguished or forfeited. In addition, if both cash and shares of the Common Stock are delivered upon the conversion of a Note, accrued and unpaid interest will be deemed to be paid first out of the amount of cash so delivered.
Section 9.03          Increased Conversion Rate Applicable to Certain Notes Surrendered for Conversion in Connection with Make-Whole Fundamental Changes.
(a)          If a Fundamental Change (determined after giving effect to the paragraph immediately following clause (e) of the definition thereof, but without regard to the exclusion in clause (b)(ii) of the definition thereof) occurs (a "Make-Whole Fundamental Change"), and a Holder converts its Notes in connection with such Make-Whole Fundamental Change, the Company will, in the circumstances described in this Section 9.03, increase the Conversion Rate for such Notes by the number of additional shares of Common Stock (the "Additional Shares") set forth in this Section 9.03. For purposes of this Section 9.03, a conversion of Notes will be deemed to be "in connection with" a Make-Whole Fundamental Change if the applicable Conversion Date occurs during the period from, and including, the effective date of the Make-Whole Fundamental Change up to, and including, the Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the exclusion in clause (b)(ii) of the definition thereof, the 35th Trading Day immediately following the effective date of such Make-Whole Fundamental Change).
(b)          If a Holder converts a Note in connection with a Make-Whole Fundamental Change, the Company will settle such conversion by delivering Conversion Consideration in accordance with Section 9.02; provided, however, that notwithstanding anything to the contrary in Section 9.02 hereof, if a Holder converts a Note in connection with a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change in which the holders of the Common Stock receive only cash in consideration for their shares of Common Stock, the Company will settle such conversion by delivering to such Holder, on the second Business Day immediately following the Conversion Date for such Note, an amount of cash, for each $1,000 principal amount of such Note converted, equal to the product of (i) the Conversion Rate on the Conversion Date applicable to such Note (including any Additional Shares added to such Conversion Rate pursuant to this Section 9.03) and (ii) the Stock Price for such Make-Whole Fundamental Change.
No later than one Business Day immediately after the effective date of a Make-Whole Fundamental Change, the Company will notify the Holders of such effective date, in accordance with Section 10.02 of the Base Indenture, and issue a press release announcing such effective date.
(c)          The number of Additional Shares by which the Conversion Rate will be increased if a Holder converts a Note in connection with a Make-Whole Fundamental Change will be determined by reference to the table below, and will be based on the Make-Whole Fundamental Change Effective Date and the price (the "Stock Price") paid (or deemed to be paid) per share of Common Stock in the Make-Whole Fundamental Change. For any Make-Whole Fundamental Change, the "Make-Whole Fundamental Change Effective Date" will mean the date on which such Make-Whole Fundamental Change occurs or becomes effective.
(d)          The Stock Prices set forth in the first row (i.e., the column headers) of the table below will be adjusted on each date on which the Conversion Rate must be adjusted pursuant to Section 9.04. The adjusted Stock Prices will equal the Stock Prices in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the Conversion Rate in effect immediately prior to the adjustment giving rise to the share price adjustment, and (ii) the denominator of which is the Conversion Rate in effect immediately after the adjustment. The numbers of Additional Shares set forth in the table below will be adjusted in the same manner, at the same time and for the same events for which the Conversion Rate is adjusted pursuant to Section 9.04.
(e)          The following table sets forth hypothetical Make-Whole Fundamental Change Effective Dates, Stock Prices and the number of Additional Shares by which the Conversion Rate will be increased per $1,000 principal amount of Notes for a Holder that converts a Note in connection with a Make-Whole Fundamental Change having such Make-Whole Fundamental Change Effective Date and Stock Price:
	Stock Price
Effective Date	$14.85	$16.00	$17.50	$18.93	$20.00	$25.00	$30.00	$40.00	$50.00	$150.00
April 23, 2018	14.5243	12.8381	11.2383	10.1220	9.4580	7.3704	6.0703	4.4450	3.4578	0.7605
May 1, 2019	14.5243	11.3494	9.6537	8.5462	7.9220	6.1012	5.0177	3.6705	2.8540	0.6313
May 1, 2020	14.5243	10.0044	8.0640	6.8996	6.2970	4.7528	3.9037	2.8528	2.2172	0.4942
May 1, 2021	14.5243	9.8726	6.4754	5.1347	4.5260	3.2940	2.7033	1.9738	1.5330	0.3442
May 1, 2022	14.5243	9.7364	4.9651	3.1722	2.5210	1.7112	1.4053	1.0248	0.7956	0.1799
May 1, 2023	14.5243	9.6843	4.3271	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
(f)          If the Stock Price and/or Make-Whole Fundamental Change Effective Date for a Make-Whole Fundamental Change are not set forth in the table above, then:
(i)          if the Stock Price is between two Stock Prices in the table or the Make-Whole Fundamental Change Effective Date is between two Make-Whole Fundamental Change Effective Dates in the table, the number of Additional Shares by which the Conversion Rate will be increased for a Holder that converts a Note in connection with such Make-Whole Fundamental Change will be determined by a straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower Stock Prices listed in the table and the earlier and later Make-Whole Fundamental Change Effective Dates listed in the table, as applicable, based on a 365- or 366-day year, as applicable;
(ii)          if the Stock Price is greater than $150.00, subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table, no Additional Shares will be added to the Conversion Rate; and
(iii)          if the Stock Price is less than $14.85 per share, subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table, no Additional Shares will be added to the Conversion Rate.
Notwithstanding the foregoing, in no event will the Conversion Rate be increased as a result of this Section 9.03 to exceed 67.3400 shares of Common Stock per $1,000 principal amount of Notes,

subject to adjustment in the same manner, at the same time and for the same events for which the Conversion Rate must be adjusted as set forth in Section 9.04.
(g)          Nothing in this Section 9.03 shall prevent an adjustment to the Conversion Rate pursuant to Section 9.04 in respect of a Make-Whole Fundamental Change.
Section 9.04          Adjustment of Conversion Rate. The Company will adjust the Conversion Rate from time to time as described in this Section 9.04, except that the Company will not make an adjustment to the Conversion Rate if each Holder participates (other than in a share split or share combination), at the same time and upon the same terms as holders of the Common Stock, and solely as a result of holding the Notes, in the relevant transaction described in this Section 9.04 without having to convert its Notes and as if it held a number of shares of the Common Stock equal to the product of (i) the Conversion Rate in effect on the applicable record date, Effective Date or expiration date, and (ii) the aggregate principal amount of Notes held by such Holder (express in thousands) on such date, rounded up to the nearest whole number.
(a)          If the Company exclusively issues to all or substantially all holders of the Common Stock shares of Common Stock as a dividend or distribution on shares of the outstanding Common Stock, or if the Company effects a share split of the Common Stock or a share combination of the Common Stock, the Conversion Rate will be adjusted based on the following formula:

where,
CR0	=
the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date of such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or the open of business on such Effective Date, as applicable;
OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date, as applicable; and
OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.
If any dividend, distribution, share split or share combination of the type described in this Section 9.04(a) is declared, but not so paid or made, the Conversion Rate will be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such share split or share combination, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.
(b)          If the Company issues, to all or substantially all holders of its outstanding Common Stock, rights, options or warrants entitling such holders, for a period of not more than 60 calendar days after the record date of such issuance, to subscribe for, or purchase, shares of Common Stock, at a price per share less than the average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive

Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate will be increased based on the following formula:

where,
CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such issuance;
CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;
OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date;
X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and
Y	=
the number of shares of Common Stock equal to the quotient of (i) the aggregate price payable to exercise such rights, options or warrants, over (ii) the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

To the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants, including because the issued rights, options or warrants were not exercised, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect if the Ex-Dividend Date for such issuance had not occurred.
For purposes of this Section 9.04(b), in determining whether any rights, options or warrants entitle holders of the Common Stock to subscribe for, or purchase, shares of Common Stock at a price per share less than the average of the Last Reported Sale Prices of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for an issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.
(c)          If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Common Stock, excluding:
(i)          dividends, distributions, rights, options or warrants for which an adjustment was effected pursuant to Section 9.04(a) or Section 9.04(b), as applicable;

(ii)          dividends or distributions paid exclusively in cash for which an adjustment was effected pursuant to Section 9.04(d); and
(iii)          Spin-Offs for which the provisions set forth in Section 9.04(c) hereof shall apply, then the Conversion Rate will be increased based on the following formula:
where,
CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution;
CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;
SP0	=
the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=
the fair market value (as determined by the Board of Directors) of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of Common Stock on the Ex-Dividend Date for such distribution.

Notwithstanding the foregoing, if "FMV" (as defined above) is equal to or greater than the "SP0" (as defined above), in lieu of the foregoing increase, each Holder will receive, for each $1,000 principal amount of Notes held on the record date for the distribution, at the same time and upon the same terms as holders of the Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets or property, rights, options or warrants or other securities that such Holder would have received if such Holder had owned a number of shares of Common Stock equal to the Conversion Rate in effect on the record date for such distribution.
If such distribution is not so paid or made, or if any rights, options or warrants are not exercised before their expiration date, the Conversion Rate will be readjusted to be the Conversion Rate that would then be in effect if such distribution had not been declared.
With respect to an adjustment pursuant to this Section 9.04(c) where there has been a payment of a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to an Affiliate, a Subsidiary or other business unit of the Company, and such Capital Stock or similar equity interest is listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a national securities exchange or a reasonably comparable non-U.S. equivalent (a "Spin-Off"), the Conversion Rate will be increased based on the following formula:

where,
CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such Spin-Off;
CR1	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;
FMV0	=
the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of Common Stock (determined for purposes of the definition of Last Reported Sale Price as if such Capital Stock or similar equity interest were the Common Stock) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the "Valuation Period"); and

MP0	=	the average of the Last Reported Sale Prices of the Common Stock over the Valuation Period.
The adjustment to the Conversion Rate under this Section 9.04(c) will be calculated as of the close of business on the last Trading Day of the Valuation Period but will be given effect as of immediately after the open of business on the Ex-Dividend Date of the Spin-Off, with retroactive effect. The Company shall delay the settlement of any conversion of Notes where the Conversion Date (in the case of Physical Settlement) or any Trading Day of the applicable Observation Period (in the case of Cash Settlement or Combination Settlement) occurs during the Valuation Period until the second Business Day after the last day of the Valuation Period. If any distribution of the type described in this Section 9.04(c) is declared but not so made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to make such distribution, to the Conversion Rate that would then be in effect if such distribution had not been declared.
For the purposes of this Section 9.04(c) and subsections (a) and (b) of this Section 9.04, any dividend or distribution to which this Section 9.04(c) applies and which dividend or distribution also includes one or both of:
(A)          a dividend or distribution of shares of Common Stock to which Section 9.04(a) hereof applies (a "Clause A Distribution"); or
(B)          a dividend or distribution of rights, options or warrants to which Section 9.04(b) hereof applies (a "Clause B Distribution")
(any such distribution, a "Multi-Clause Distribution"), then (i) the portion of such Multi-Clause Distribution that is not a Clause A Distribution or a Clause B Distribution will be deemed to be a dividend or distribution to which this Section 9.04(c) applies (a "Clause C Distribution"), and any Conversion Rate adjustment required by this Section 9.04(c) with respect to such Clause C Distribution will be made without considering any shares of Common Stock, if any, issuable as part of the portion of such Multi-Clause Distribution that is a Clause A Distribution or a Clause B Distribution, as applicable, (ii) the portion of such Multi-Clause Distribution that is a Clause B Distribution, if any, will be deemed to be distributed immediately following the Clause C Distribution, and any Conversion Rate adjustment required by Section 9.04(b) hereof with respect to such Clause B Distribution will be made, with any shares of Common Stock issuable as part of the portion of such Multi-Clause Distribution that is a Clause C Distribution deemed to be "outstanding immediately prior to the open of business on such Ex-Dividend Date" for the purposes of making such adjustment and (iii) the portion of such Multi-Clause Distribution that is a Clause A Distribution, if any, will be deemed to be distributed immediately following the Clause B Distribution or Clause C Distribution, as the case may be, and any Conversion Rate adjustment required by Section 9.04(a) hereof with respect to such Clause A Distribution will be made, with any shares of Common Stock issuable as part of the portion of such Multi-Clause Distribution that is either a Clause C Distribution or a Clause B Distribution deemed to be "outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date" for the purposes of making such adjustment.
(d)          If any cash dividend or distribution is made to all or substantially all holders of the Common Stock, the Conversion Rate will be increased based on the following formula:
where,
CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;
CR1	=	the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;
SP0	=	the Daily VWAP on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and
C	=	the amount in cash per share the Company distributes to holders of Common Stock.
Notwithstanding the foregoing, if "C" (as defined above) is equal to or greater than "SP0" (as defined above), in lieu of the foregoing increase, each Holder will receive, for each $1,000 principal amount of Notes held on the record date for such cash dividend or distribution, at the same time and upon the same terms as holders of the Common Stock, the amount of cash that such Holder would have received if such Holder had owned a number of shares of Common Stock equal to the Conversion Rate in effect on such record date. If any such dividend or distribution is declared but not so paid or made, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.
(e)          If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Stock, to the extent that the cash and value of any other consideration included in the payment per share of Common Stock exceeds the Last Reported Sale Price of the Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (as it may be amended), the Conversion Rate will be increased based on the following formula:
where,
CR0	=	the Conversion Rate in effect immediately prior to the Expiration Time;
CR1	=	the Conversion Rate in effect immediately after the Expiration Time;
AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for shares purchased in such tender or exchange offer;
OS0	=
the number of shares of Common Stock outstanding immediately prior to the time (the "Expiration Time") on the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=
the number of shares of Common Stock outstanding immediately after the Expiration Time (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=
the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period (the "Averaging Period") commencing on the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate pursuant to this Section 9.04(e) will be calculated as of the close of business on the last Trading Day of the Averaging Period but will be given effect as of immediately after the Expiration Time, with retroactive effect. The Company shall delay the settlement of any conversion of Notes where the Conversion Date (in the case of Physical Settlement) or any Trading Day of the applicable Observation Period (in the case of Cash Settlement or Combination Settlement) occurs during the Averaging Period until the second Business Day after the last day of the Averaging Period.
In the event that the Company or one of its Subsidiaries is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made.
(f)          After an adjustment to the Conversion Rate under this Article 9, any subsequent event requiring an adjustment under this Article 9 will cause an adjustment to the Conversion Rate as so adjusted, without duplication.
(g)          If a Holder converts a Note and, as of the Conversion Date for such Note, any distribution or transaction that requires an adjustment to the Conversion Rate pursuant to Section 9.04(a) through (e) hereof has occurred but has not yet resulted in an adjustment to the Conversion Rate and the shares of Common Stock, if any, that such Holder will receive upon settlement of its converted Note are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then the Company will adjust the number of shares of Common Stock that it delivers to such Holder to reflect the relevant distribution or transaction.
(h)          Notwithstanding anything to the contrary herein or in the Notes, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date pursuant to Section 9.04, and a Holder that has converted its Notes on or after such Ex-Dividend Date and on or prior to the related record date would be treated, on such record date, as the record holder of the shares of Common Stock, if any, issuable upon such conversion based on an adjusted Conversion Rate for such Ex-Dividend Date, then the Conversion Rate adjustment relating to such Ex-Dividend Date will not be made for such converting holder. Instead, such Holder will be treated as if such Holder were, as of such record date, the record owner of such shares of Common Stock on an unadjusted basis and will participate in the related dividend, distribution or other event giving rise to such adjustment.
(i)          In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 9.04, and to the extent permitted by the applicable rules of The New York Stock Exchange or any other securities exchange on which securities of the Company are then listed, the Company may, from time to time, to the extent permitted by law, increase the Conversion Rate by any amount if (i) the Board of Directors determines that such increase is in the best interest of the Company, (ii) such increase is in effect for a period of at least 20 Business Days, and (iii) during such period, such increase is irrevocable. In addition, and subject to the same limitations, the Company may (but is not required to) increase the Conversion Rate if the Board of Directors determines that such increase is advisable to avoid or diminish, any income tax imposed on holders of the Common Stock or rights to purchase the Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) or similar event treated as such for U.S. federal income tax purposes. Whenever the Board of Directors determines that the

Company will increase the Conversion Rate pursuant to this Section 9.04(i), the Company will deliver to the Trustee and each Holder notice of such increase at least 15 Business Days before such increase will take effect, which notice will state the increase to be made and the period during which such increase will be in effect.
(j)          All adjustments to the Conversion Rate under this Article 9 will be made to the nearest cent or to the nearest 1/10,000th of a share, as the case may be, with 5/100,000ths rounded upward. The Company may defer any adjustment to the Conversion Rate unless such adjustment would increase or decrease the Conversion Rate by at least 1% of the Conversion Rate in effect at the time the Company would otherwise be required to make such adjustment; provided, however, that if the Company defers an adjustment pursuant to this Section 9.04(j), then the Company must carry forward such adjustment and take it into account in any future adjustment. Notwithstanding the foregoing, (i) on each Conversion Date (in the case of Physical Settlement) or on each Trading Day of any Observation Period (in the case of Cash Settlement or Combination Settlement), (ii) on the occurrence of any Fundamental Change or Make-Whole Fundamental Change and (iii) on every one-year anniversary of the Issue Date, the Company will give effect to all Conversion Rate adjustments that have otherwise been deferred pursuant to this Section 9.04(j), and such adjustments will no longer be carried forward and taken into account in any future adjustment.
(k)          For purposes of this Section 9.04, (1) the number of shares outstanding at any time will include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock, but, (2) so long as the Company does not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company, will not include shares of Common Stock held in the treasury of the Company.
(l)          For purposes of this Article 9, the term "Ex-Dividend Date" will mean the first date on which the shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.
Section 9.05          Adjustments of Prices. Whenever any provision of the Indenture requires the calculation of the Last Reported Sale Price or a function thereof over a period of multiple days (including any Observation Period, the Maturity Cash Settlement Amount and the Stock Price for purposes of a Make-Whole Fundamental Change), the Company will make appropriate adjustments to the Last Reported Sale Price or such function thereof to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend date, Effective Date or expiration date of the event occurs at any time during such period.
Section 9.06          Shares To Be Fully Reserved. The Company shall reserve, out of its authorized but unissued shares that are not reserved for other purposes, sufficient shares of Common Stock to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming that at the time of computation of such number of shares, all such Notes would be converted by a single Holder of the Notes, and including the maximum number of Additional Shares that could be included in the Conversion Rate for a conversion in connection with a Make-Whole Fundamental Change).
Section 9.07          Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.
(a)          In the case of:
(i)          any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination or change only in par value or from par value to no par value or no par value to par value);

(ii)          any consolidation, merger or combination involving the Company;
(iii)          any sale, lease or other transfer to a third party of the consolidated assets of the Company and its Subsidiaries substantially as an entirety; or
(iv)          any statutory share exchange,
and, in each case, as a result of which the Common Stock would be converted into, or exchanged for, or represent solely the right to receive, stock, other securities, other property or assets (including cash or any combination thereof) (such stock, other securities, other property or assets, the "Reference Property," and the amount and kind of Reference Property that a holder of one share of Common Stock would be entitled to receive on account of such transaction, a "Reference Property Unit"), then, notwithstanding anything to the contrary herein or in the Notes, (I) at the effective time of such transaction, the Conversion Consideration due upon conversion of any Notes, and the conditions to any such conversion, will be determined in the same manner as if each reference to any number of shares of Common Stock in this Article 9 were instead a reference to the same number of Reference Property Units; and (II) if such Reference Property Unit consists entirely of cash, then the Company will be deemed to elect Cash Settlement in respect of all conversions whose Conversion Date occurs on or after the effective date of the Merger Event and shall pay the cash due upon such conversions no later than the second Business Day after the relevant Conversion Date. For these purposes, the Daily VWAP or Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof). An event requiring a change to the Conversion Consideration as provided in the immediately preceding sentence is herein referred to as a "Merger Event," and the resulting, surviving or transferee Person (if other than the Company) of such Merger Event is the Successor Person. At or before the effective date of such Merger Event, the Company and such Successor Person will execute and deliver to the Trustee a supplemental indenture pursuant to Section 8.03 hereof and Section 5.01 of the Base Indenture, which supplemental indenture will (i) comply with the TIA as in force on the date such supplemental indenture is executed; (ii) provide for subsequent conversions of Notes in the manner set forth in the first sentence of this Section 9.07(a); and (iii) provide for subsequent adjustments to the Conversion Rate pursuant to Section 9.04 in a manner that would have an economic effect on the Holders as nearly equivalent as practicable to the economic effect the adjustments provided by Section 9.04 hereof would have had on the Holders but for such Merger Event.
If the Reference Property consists of more than a single type of consideration (determined based in part upon any form of shareholder election), then the composition of the Reference Property Unit will be deemed to be the weighted average, per share of Common Stock, of the types and amounts of consideration received by the holders of Common Stock that affirmatively make such an election. The Company shall notify Holders of the weighted average as soon as practicable after such determination is made.
If the Reference Property Unit for a Merger Event includes shares of stock or other securities or assets of a Person other than the Successor Person for such Merger Event, then such other company will also execute such supplemental indenture and such supplemental indenture will contain whatever additional provisions the Board of Directors considers to be reasonably necessary to protect the Holders and to calculate the value of a Reference Property Unit.
(b)          As soon as practicable upon learning the anticipated or actual effective date of any Merger Event, the Company will deliver written notice of such Merger Event to each Holder and the Trustee. Such notice will include:

(i)          a brief description of such Merger Event;
(ii)          the Conversion Rate in effect on the date the Company delivers such notice;
(iii)          the anticipated effective date for the Merger Event;
(iv)          that, on and after the effective date for the Merger Event, the Notes will be convertible into Reference Property Units and cash in lieu of fractional Reference Property Units; and
(v)          the composition of the Reference Property Unit for such Merger Event.
As promptly as practicable after executing a supplemental indenture in accordance with Section 9.07(a), the Company will:
(i)          file with the Trustee an Officer's Certificate briefly describing the reasons therefor, the composition of the Reference Property Unit for such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent under this Indenture to such Merger Event have been complied with; and
(ii)          cause to be sent to each Holder a notice of the execution of such supplemental indenture and the composition of the Reference Property Unit for such Merger Event; provided, that the failure to deliver such notice to any Holder will not affect the validity or legality of such supplemental indenture.
(c)          If more than one Merger Event occurs, this Section 9.07 will apply successively to each Merger Event.
Section 9.08          Certain Covenants.
(a)          The Company will not become a party to any Merger Event unless its terms are consistent with Section 9.07.
(b)          The Company covenants that all shares of Common Stock issued upon conversion of Notes, if any, will be fully paid and non-assessable by the Company and free from preemptive rights and all taxes, liens and charges with respect to the issue thereof.
(c)          The Company covenants that, if any shares of Common Stock to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued upon conversion (other than solely as a result of the status of the converting Holder as an affiliate of the Company), the Company will secure such registration or approval, as the case may be.
(d)          The Company further covenants that, if at any time the Common Stock shall be listed on any national securities exchange or automated quotation system, the Company shall list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, any Common Stock issuable upon conversion of the Notes.
(e)           [RESERVED]
Section 9.09          No Responsibility of Trustee or Conversion Agent. The Trustee and the Conversion Agent will not have any duty or responsibility to any Holder or otherwise in connection with any calculation or other information relating to a conversion or to determine whether any facts exist that require an adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. Neither the Trustee nor the Conversion Agent will be responsible for any failure of the Company to deliver the Conversion Consideration due upon the surrender of any Notes for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 9. Without limiting the generality of the foregoing, neither the Trustee nor the Conversion Agent will be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 9.07 hereof, including with respect to the calculation of the amount of Conversion Consideration receivable by Holders upon the conversion of their Notes after any Merger Event, and each, subject to the provisions of Article VII of the Base Indenture (as supplemented by this Supplemental Indenture), may accept as conclusive evidence of the correctness of any such provisions, and will be protected in relying upon, the Officer's Certificate (which the Company will be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.
Section 9.10          Notice to Holders Prior to Certain Actions.
(a)          Upon the public announcement of any event that will require the Company to make an adjustment to the Conversion Rate pursuant to Section 9.04, the Company will deliver to each Holder a written notice, which notice will include (i) a brief description of such event, (ii) the date on which the Company anticipates that such event will occur, (iii) the date on which the Company anticipates that the adjustment to the Conversion Rate will become effective, and (iv) if any record date, expiration date, Ex-Dividend Date or Effective Date is applicable to such event, such record date, expiration date, Ex-Dividend Date or Effective Date. Neither the failure to give such notice, nor any defect therein, will affect the legality or validity of such action by the Company.
(b)          Whenever the Company adjusts the Conversion Rate pursuant to Section 9.04, the Company will promptly deliver to each Holder a written notice, which notice will include (i) a brief description of the event requiring adjustment to the Conversion Rate pursuant to Section 9.04, (ii) the effective time of such adjustment, (iii) the Conversion Rate in effect immediately after such adjustment is made and (iv) a schedule explaining, in reasonable detail, how the Company calculated such adjustment. On the same day the Company delivers such notice to each Holder, the Company will deliver to the Trustee, the Paying Agent and the Conversion Agent an Officer's Certificate that includes all of the information contained in such notice, which Officer's Certificate each of the Trustee, the Paying Agent and the Conversion Agent may treat as conclusive evidence that the adjustment specified in such Officer's Certificate is correct and will be in effect as of the effective time specified in such Officer's Certificate. The failure to deliver such notice will not affect the legality or validity of any such adjustment.
Section 9.11          Stockholder Rights Plans. To the extent that the Company has a rights plan in effect when a Holder converts a Note, the Company will deliver to such Holder, in addition to any shares of Common Stock otherwise issuable to such Holder upon conversion of such Note, any rights that, under the rights plan, would be applicable to a share of Common Stock, unless prior to the Conversion Date for such Note, the rights have separated from the Common Stock, in which case, and only in such case, the Conversion Rate will be adjusted pursuant to the first formula in Section 9.04(c) as if, at the time of such separation, the Company had distributed to all holders of the Common Stock shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities described in Section 9.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.
Section 9.12          Restrictions on Adjustments. (a) Except as a result of a reverse share split, share combination subject to Section 9.04(a), and except for readjustments pursuant to the last paragraph of

Section 9.04(a), readjustments pursuant to the penultimate paragraph of Section 9.04(b), readjustments pursuant to both the third paragraph and penultimate paragraph of Section 9.04(c) and readjustments pursuant to the last paragraph of Section 9.04(d), in no event will the Conversion Rate be adjusted downward pursuant to Section 9.04(a), (b), (c), (d) or (e). In addition, notwithstanding anything to the contrary elsewhere in this Indenture, the Conversion Rate will not be adjusted:
(1)
upon the issuance of shares of Common Stock pursuant to any present or future plan of the Company providing for the reinvestment of dividends or interest payable on the Company's securities and the investment of additional optional amounts in shares of Common Stock under any plan;

(2)
upon the issuance of shares of Common Stock or options or rights to purchase shares of Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(3)
upon the issuance of shares of Common Stock pursuant to any option, warrant or right or exercisable, exchangeable or convertible security not described in clause (2) above and outstanding as of the date the Notes were first issued;

(4)	for a change in the par value of the Common Stock; or
(5)	for accrued and unpaid interest.
(b)          To the extent that the Notes become convertible into the right to receive only cash in accordance with the provision of Section 9.07, no adjustment need be made thereafter as to the amount of cash to be received.
ARTICLE 10
REPURCHASE OF NOTES AT OPTION OF HOLDERS
Section 10.01          Purchase at Option of Holders Upon a Fundamental Change.
(a)          If a Fundamental Change occurs at any time prior to the Maturity Date, each Holder will have the right to require the Company to repurchase for cash all of its Notes or any portion of its Notes in principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof on the date (the "Fundamental Change Repurchase Date") specified by the Company that is not less than 20 nor more than 45 Business Days following the date of the Fundamental Change Notice (or, if the Company fails to specify a Fundamental Change Repurchase Date, the 35th Business Day following the date of the Fundamental Change Notice, without prejudice to any rights or remedies Holders may have on account of such failure) at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date (the "Fundamental Change Repurchase Price"); provided, however, that if the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, then the Company shall instead pay the full amount of accrued and unpaid interest to the Holder of record as of the close of business on such Regular Record Date, and the Fundamental Change Repurchase Price will equal 100% of the principal amount of the Notes to be repurchased and shall not include such accrued and unpaid interest.

(b)          Purchases of Notes under this Section 10.01 shall be made, at the option of the Holder thereof, upon:
(i)          delivery to the Paying Agent by a Holder of a duly completed notice (the "Fundamental Change Repurchase Notice") in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, subject to extension to comply with applicable law; and
(ii)          delivery of the Notes, if the Notes are Physical Notes, to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes to the Paying Agent, if the Notes are Global Notes, in compliance with the Applicable Procedures, on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, subject to extension to comply with applicable law.
The Fundamental Change Repurchase Notice in respect of any Notes to be purchased shall state:
(i)          if such Note is to be repurchased in part, the principal amount of such Note to be repurchased, which principal amount must equal $1,000 or an integral multiple of $1,000 in excess thereof;
(ii)          that such Note will be repurchased by the Company pursuant to the provisions of this Article 10 hereof; and
(iii)          if such Note is a Physical Note, the certificate number of such Note.
provided, however, that if the Notes are Global Notes, the Fundamental Change Repurchase Notice must comply with the Applicable Procedures.
(c)          On or before the 10th calendar day after the effective date of a Fundamental Change, the Company shall provide to all Holders of the Notes (and to any beneficial owners of a Global Note, as required by applicable law) and the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee) a written notice (the "Fundamental Change Notice") of the occurrence of the Fundamental Change and of the repurchase right at the option of the Holders of the Notes arising as a result thereof. Simultaneously with delivery of any Fundamental Change Notice to the Holders, the Trustee and the Paying Agent, the Company will publish a notice containing the same information as the Fundamental Change Notice in a newspaper of general circulation in The City of New York and on its website or through such other public medium as the Company may use at such time. Each Fundamental Change Notice shall specify:
(i)          briefly, the events causing such Fundamental Change;
(ii)          the effective date of such Fundamental Change;
(iii)          the last date on which a Holder may exercise its right to require the Company to repurchase its Notes as a result of such Fundamental Change under this Article 10;
(iv)          the procedures that a Holder must follow to require the Company to repurchase a Note;

(v)          the Fundamental Change Repurchase Price for each $1,000 principal amount of Notes for such Fundamental Change;
(vi)          the Fundamental Change Repurchase Date for such Fundamental Change;
(vii)          that the Fundamental Change Repurchase Price for any Note for which a Fundamental Change Repurchase Notice has been duly tendered and not validly withdrawn will be paid promptly following the later of the Fundamental Change Repurchase Date and the time such Note is surrendered for repurchase;
(viii)          the name and address of the Paying Agent and of the Conversion Agent;
(ix)          the Conversion Rate in effect on the date of the Fundamental Change Notice (the "Fundamental Change Notice Date") and the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Fundamental Change Notice Date;
(x)          any adjustments that will be made to the Conversion Rate as a result of such Fundamental Change, including any Additional Shares by which the Conversion Rate will be increased pursuant to Section 9.03 for a Holder that converts a Note "in connection with" such Fundamental Change;
(xi)          that any Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if such Holder withdraws such Fundamental Change Repurchase Notice in accordance with the terms of this Indenture or to the extent any portion of such Notes are not subject to such Fundamental Change Repurchase Notice;
(xii)          the procedures for withdrawing a Fundamental Change Repurchase Notice;
(xiii)          that if a Note or portion of a Note is subject to a validly delivered Fundamental Change Repurchase Notice, unless the Company defaults in paying the Fundamental Change Repurchase Price for such Note or portion of a Note, interest, if any, on such Note or portion of a Note will cease to accrue on and after the Fundamental Change Repurchase Date; and
(xiv)          the CUSIP and ISIN number(s) of the Notes.
If any Holder validly delivers to the Paying Agent a Fundamental Change Repurchase Notice with respect to a Note or any portion of a Note, the Paying Agent will promptly deliver to the Company a copy of such Fundamental Change Repurchase Notice.
Unless and until the Paying Agent receives a validly endorsed and delivered Fundamental Change Repurchase Notice with respect to a Note, together with such Note, in a form that conforms in all material aspects with the description contained in such Fundamental Change Repurchase Notice, the Holder submitting the Notes will not be entitled to receive the Fundamental Change Repurchase Price for such Note.
Notwithstanding anything provided elsewhere in this Indenture, neither the failure of the Company to deliver a Fundamental Change Notice nor a defect in a Fundamental Change Notice delivered by the Company will limit the repurchase rights of any Holder under this Article 10 or impair or otherwise affect the validity of any proceedings relating to the repurchase of any Note pursuant to this Article 10.

(d)          Notwithstanding the foregoing, the Company will not purchase any Notes under this Article 10 if, as of the Fundamental Change Repurchase Date, the principal amount of the Notes has been accelerated, such acceleration has not been rescinded and such acceleration did not result from a Default that would be cured by the Company's payment of the Fundamental Change Repurchase Price.
(e)          If, on any Fundamental Change Repurchase Date, (i) a Fundamental Change Repurchase Notice for a Note has been validly tendered in accordance with this Section 10.01 and has not been validly withdrawn in accordance with Section 10.02 hereof, and (ii) pursuant to Section 10.01(d), the Company is not permitted to purchase Notes, the Paying Agent, upon receipt of written notice from the Company stating that the Company, pursuant to Section 10.01(d), is not permitted to purchase Notes, will deem such Fundamental Change Repurchase Notice withdrawn.
(f)          If a Holder tenders a Note for purchase pursuant to this Article 10 and, on the Fundamental Change Repurchase Date, pursuant to Section 10.01(d), the Company is not permitted to purchase such Note, the Paying Agent will (i) if such Note is a Physical Note, return such Note to such Holder, and (ii) if such Note is held in book-entry form, in compliance with the Applicable Procedures, deem to be cancelled any instructions for book-entry transfer of such Note.
Section 10.02          Withdrawal of Fundamental Change Repurchase Notice. After a Holder delivers a Fundamental Change Repurchase Notice with respect to a Note, such Holder may withdraw such Fundamental Change Repurchase Notice with respect to such Note or any portion of such Note in principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof by delivering to the Paying Agent a written notice of withdrawal prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date to the Paying Agent. Any such withdrawal notice must state:
(i)          the principal amount of the Notes with respect to which such notice of withdrawal pertains, which must equal $1,000 or an integral multiple of $1,000 in excess thereof;
(ii)          the principal amount of the Notes that remains subject to the original Fundamental Change Repurchase Notice, which portion must have a principal amount equal to $1,000 or an integral multiple of $1,000 in excess thereof; and
(iii)          if the Notes subject to such Fundamental Change Repurchase Notice were Physical Notes, the certificate numbers of the Notes to be withdrawn;
provided, however, that if the Notes are Global Notes, the withdrawal notice must comply with Applicable Procedures.
Upon receipt of a validly delivered withdrawal notice, the Paying Agent will promptly (i) if such notice pertains to a Physical Note or a portion of a Physical Note, return such Note or portion of a Note to such Holder, in the amount specified in such withdrawal notice; and, (ii) if such notice pertains to a beneficial interest in a Global Note, in compliance with the Applicable Procedures, deem to be cancelled any instructions for book-entry transfer of such beneficial interest, in the amount specified in such withdrawal notice. If any Holder validly delivers to the Paying Agent a notice of withdrawal with respect to a Note or any portion of a Note, the Paying Agent will promptly deliver to the Company a copy of such notice of withdrawal.
Section 10.03          Effect of Fundamental Change Repurchase Notice.
(a)          If a Holder validly delivers to the Paying Agent a Fundamental Change Repurchase Notice (together with all necessary endorsements) with respect to a Note, such Holder may no longer convert such Note unless and until such Holder validly withdraws such Fundamental Change Repurchase Notice in accordance with Section 10.02.
(b)          Timing of Payment. Upon the Paying Agent's receipt of (i) a valid Fundamental Change Repurchase Notice (together with all necessary endorsements) and (ii) the Notes to which such Fundamental Change Repurchase Notice pertains, the Holder of the Notes to which such Fundamental Change Repurchase Notice pertains will be entitled, except to the extent such Holder has validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 10.02 to receive the Fundamental Change Repurchase Price with respect to such Notes on the later of the following (subject to extension to comply with applicable law) (i) the Fundamental Change Repurchase Date and (ii)(A) if such Notes are Physical Notes, the date of delivery of such Notes to the Paying Agent, duly endorsed, or (B) if such Notes are Global Notes, the date of book-entry transfer or delivery of such Notes to the Paying Agent, or, if such later date is not a Business Day, the Business Day immediately following such later date.
(c)          Effect of Deposit. If, as of 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date for any Fundamental Change, the Company, in accordance with Section 10.06, has deposited with the Paying Agent money sufficient to pay the Fundamental Change Repurchase Price for every Note subject to a Fundamental Change Repurchase Notice validly delivered in accordance with Section 10.01(b) and not validly withdrawn in accordance with Section 10.02, at the close of business on the Fundamental Change Repurchase Date:
(i)          the Notes to be repurchased will cease to be outstanding and interest (except default interest) will cease to accrue on such Notes (whether or not book-entry transfer of such Notes is made or whether or not such Notes are delivered to the Paying Agent), except to the extent provided in the proviso to Section 10.01(a); and
(ii)          all other rights of the Holders of such Notes with respect to such Notes (other than the right to receive payment of the Fundamental Change Repurchase Price upon delivery or transfer of such Notes and other than as provided in the proviso to Section 10.01(a)) will terminate.
Section 10.04          Notes Repurchased in Part. If any Physical Note is to be repurchased only in part, the Holder must surrender such Note at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder of such Note or such Holder's attorney-in-fact, duly authorized in writing), whereupon the Company, in accordance with Section 2.03 of the Base Indenture, will promptly execute, and, upon receipt of a Company Order and the documents required by Sections 10.04 and 10.05 of the Base Indenture, the Trustee, in accordance with Section 2.03 of the Base Indenture, will promptly authenticate and deliver, to the surrendering Holder, a new Note or Notes of any authorized denomination or denominations requested by such Holder in aggregate principal amount equal to the portion of the principal amount of the Note so surrendered which is not repurchased. If any Global Note is repurchased in part, the Company will instruct the Trustee to decrease the principal amount of such Global Note by the principal amount repurchased. Any Notes that are repurchased or owned by the Company, whether or not in connection with a Fundamental Change, will be submitted to the Trustee for cancellation in accordance with its customary procedures and will be duly retired by the Company.
Section 10.05          Covenant to Comply With Securities Laws Upon Repurchase of Notes. In connection with any repurchase offer pursuant to a Fundamental Change Repurchase Notice under this Article 10, the Company will, to the extent applicable, (i) comply with Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the Notes,

(ii) file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act, and (iii) otherwise comply with any applicable United States federal and state securities laws so as to permit Holders to exercise their rights and obligations under Section 10.01 in the time and in the manner specified in Section 10.01(a) and Section 10.01(b).
Section 10.06          Deposit of Fundamental Change Repurchase Price. Prior to 10:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Company will deposit with the Trustee or with the Paying Agent (or, if the Company or a Subsidiary or an Affiliate of either of them is acting as the Paying Agent, will segregate and hold in trust as provided in Section 2.05 the Base Indenture) an amount of immediately available funds sufficient to pay the Fundamental Change Repurchase Price of all the Notes or portions thereof that the Company is required to repurchase on such Fundamental Change Repurchase Date.
ARTICLE 11
REDEMPTION AT THE OPTION OF THE COMPANY
Section 11.01          No Sinking Fund. No sinking fund is provided for the Notes.
Section 11.02          Right To Redeem the Notes.
(a)          The Company may at any time prior to the 61st Scheduled Trading Day immediately preceding the Maturity Date redeem all, but not part, of the Notes outstanding if 90% or more of the aggregate principal amount of Notes issued on the date of original issuance shall have been previously purchased or converted (the "Call Option") at a redemption price, payable in cash on the date of redemption (the "Call Option Redemption Date"), equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, to, but not including, the Call Option Redemption Date (the "Redemption Price"), unless the Call Option Redemption Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Redemption Price shall be equal to 100% of the principal amount of Notes to be redeemed pursuant to this Article 11; provided however, that, on or after February 1, 2023, the Company may only elect to exercise the Company's Call Option if the Company has elected Physical Settlement as the Settlement Method for conversions after February 1, 2023 pursuant to Section 9.02.
(b)          If the Company exercises the Call Option, the Company must notify the Trustee and the Holders (in the case of the Holders, through the facilities of the Depository) no later than twenty Business Days before the Call Option Redemption Date (the "Call Option Notice").
(c)          For the avoidance of doubt, each Holder may convert their Notes after having received a Call Option Notice at any time prior to the close of business on the Business Day immediately preceding the Call Option Redemption Date. Conversions during the period beginning on the issuance of a Call Option Notice and ending at the close of business on the Business Day immediately preceding the Call Option Redemption Date shall be settled by Physical Settlement.
(d)          If, by 10:00 a.m. (New York City time) on the Call Option Redemption Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes that are to be redeemed on such Call Option Redemption Date, then (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Redemption Price).

(e)          No Notes may be redeemed by the Company pursuant to the Call Option if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Call Option Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Redemption Price).
ARTICLE 12
CONSOLIDATION, MERGER AND SALE OF ASSETS
Section 12.01          Applicability of Article V of the Base Indenture. Article V of the Base Indenture shall not apply to the Notes. Instead the provisions set forth in this Article 12 shall, with respect to the Notes, supersede in their entirety Article V of the Base Indenture, and all references in the Base Indenture to Article V thereof and the provisions therein, as the case may be, shall, with respect to the Notes, be deemed to be references to this Article 12 or the applicable provisions set forth in this Article 12, respectively.
Section 12.02          When Company May Merge, Etc. The Company shall not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to any Person (a "Successor Person") unless:
(a)          the Company is the surviving corporation or the Successor Person (if other than the Company) is a corporation organized and validly existing under the laws of the Islands of Bermuda, the Commonwealth of the Bahamas, the Republic of the Marshall Islands, Norway, Cyprus, the United States of America, any State of the United States or the District of Columbia or the United Kingdom and expressly assumes, by a supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the Company's obligations under the Notes and the Indenture;
(b)          immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing under the Indenture; and
(c)          the Company shall have delivered to the Trustee prior to the consummation of the proposed transaction an Officer's Certificate and an Opinion of Counsel, each stating that the proposed transaction and any related supplemental indenture comply with the Indenture and that any such supplemental indenture is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
Section 12.03          Successor Person Substituted. Upon any such consolidation, merger, conveyance, transfer or lease in accordance with Section 12.02, the Successor Person (if other than the Company) shall succeed to, and be substituted for, and may exercise every right and power of the Company under this Indenture with the same effect as if such Successor Person had been named as the Company herein and, except in the case of a conveyance, transfer or lease of all or substantially all of the Company's assets, the Person named as the "Company" in the first paragraph of this Indenture or any successor (other than such Successor Person) that will thereafter have become such in the manner prescribed in this Article 12 will be released from its obligations under this Indenture and may be dissolved, wound up and liquidated at any time.
ARTICLE 13
MISCELLANEOUS PROVISIONS
Section 13.01          Trust Accounts. All cash received by the Trustee or the Paying Agent (if other than the Trustee) shall be placed in a non-interest bearing account.

Section 13.02          Provisions Binding on Company's Successors. All the covenants, stipulations, promises and agreements of the Company contained in the Indenture and the Notes shall bind its successors and assigns whether so expressed or not.
Section 13.03          Official Acts by Successor Corporation . Any act or proceeding by any provision of the Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation that shall at the time be the lawful sole successor of the Company.
Section 13.04          Governing Law; Jurisdiction. THIS SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.
The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Supplemental Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.
The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Supplemental Indenture brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
Section 13.05          Payment Dates. For the avoidance of doubt, the Maturity Date, any Interest Payment Date, any Fundamental Change Repurchase Date or Conversion Date shall be considered a "payment date" within the meaning of Section 10.08 of the Base Indenture.
Section 13.06          No Security Interest Created. Nothing in the Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.
Section 13.07          Benefits of Indenture. Nothing in the Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders (or, with respect to the last paragraph of Section 2.05(d), beneficial owners of the Notes), the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under the Indenture.
Section 13.08          Table of Contents, Headings, Etc. The table of contents and headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.
Section 13.09          Multiple Originals. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy of this Supplemental Indenture is enough to prove this Supplemental Indenture. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 13.10          Severability. If any provision in this Supplemental Indenture or in the Notes is deemed invalid, illegal or unenforceable, it shall not affect the validity, legality or enforceability of any other provision set forth herein or therein, as applicable, or of the Indenture as a whole.
Section 13.11          Calculations. Except as otherwise provided in the Indenture, the Company will be responsible for making all calculations called for under the Notes and the Indenture. These calculations include, but are not limited to, determinations of the Last Reported Sale Price of the Common Stock or any other security, the Daily Settlement Amounts, the Daily Conversion Values, accrued interest payable on the Notes and the Conversion Rate in effect on any Conversion Date. The Company will make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of these calculations to each of the Trustee and the Conversion Agent, and each of the Trustee and Conversion Agent is entitled to rely conclusively upon the accuracy of the Company's calculations without independent verification. The Company will forward such calculations to Holders upon written request.
Section 13.12          Ratification of Base Indenture. Except as amended hereby with respect to the Notes, the Base Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.
Section 13.13          Trustee's Disclaimer. The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this Supplemental indenture or the Notes issued hereunder or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.
Section 13.14          Special, Consequential and Indirect Damages. In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. This Section 13.14 shall apply to all Securities issued under the Base Indenture as amended or supplemented.
Section 13.15          Force Majeure. The Trustee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility). This Section 13.15 shall apply to all Securities issued under the Base Indenture as amended or supplemented.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.
SHIP FINANCE INTERNATIONAL LIMITED
By:	/s/Harald Gurvin
Name:	Harald Gurvin
Title:	Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:
Name:
Title:

[Signature Page to Supplemental Indenture]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.
SHIP FINANCE INTERNATIONAL LIMITED
By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:	/s/Hazrat R. Haniff
Name:	Hazrat R. Haniff
Title:	Assistant Vice President

[Signature Page to Supplemental Indenture]

EXHIBIT A
 [FORM OF FACE OF NOTE]
[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]
[THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY OR A NOMINEE OF THE DEPOSITORY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH A SUCCESSOR DEPOSITORY.]
SHIP FINANCE INTERNATIONAL LIMITED
4.875% Convertible Senior Note due 2023
No. [ ]	[Initially][1] $[ ]
CUSIP No. 824689 AG8
ISIN No. US824689AG86
Ship Finance International Limited, a Bermuda exempted company (the "Company," which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [CEDE & CO.]2 [            ]3 , or registered assigns, the principal sum [as set forth in the "Schedule of Exchanges of Notes" attached hereto]4 [of $[        ]]5, which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture, exceed $150,000,000 (or up to $172,500,000 if the Underwriters exercise the Over-Allotment Option in full) in aggregate at any time [, in accordance with the rules and procedures of the Depository]6.
This Note shall bear cash interest at the rate of 4.875% per year from the most recent date on which interest had been paid or duly provided for, or if no interest has been paid or duly provided for, April 23, 2018, to, but excluding, the next scheduled Interest Payment Date until May 1, 2023. Interest is payable quarterly in arrears on each February 1, May 1, August 1 and November 1, commencing on

1      Include if a global note.

[2]	Include if a global note.
[3]	Include if a physical note.
[4]	Include if a global note.
[5]	Include if a physical note.
[6]	Include if a global note.

August 1, 2018, to Holders of record of the Notes at the close of business on the preceding January 15, April 15, July 15 or October 15 (whether or not such day is a Business Day), respectively. Interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months. Additional Interest will be payable as set forth in the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to the Indenture, and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.
Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company in accordance with the Indenture.
The Company shall pay the principal of and interest on this Note, so long as such Note is a Global Note, in immediately available funds to the Depository or its nominee, as the case may be, as the registered Holder of such Note. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Registrar in respect of the Notes.
Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into cash, and, if applicable, shares of Common Stock (unless the Company elects to deliver cash in lieu of all or a portion of such shares), on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.
This Note shall be governed by, and construed in accordance with, the internal laws of the State of New York.
In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.
This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee or a duly authorized authenticating agent under the Indenture.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.
SHIP FINANCE INTERNATIONAL LIMITED
By:
Name:
Title:
Dated:
This is one of the Notes described
 in the within-named Indenture.
U.S. BANK NATIONAL ASSOCIATION, as Trustee
By:   ____________________________________
           Authorized Signatory

[FORM OF REVERSE OF NOTE]
SHIP FINANCE INTERNATIONAL LIMITED
 4.875% Convertible Senior Note due 2023
This Note is one of a duly authorized issue of Securities of the Company, designated as its 4.875% Convertible Senior Notes due 2023 (the "Notes"), limited to the aggregate principal amount of $150,000,000 (or up to $172,500,000 if the Underwriters exercise the Over-Allotment Option in full), all issued or to be issued under and pursuant to an Indenture dated as of October 5, 2016 (the "Base Indenture"), as amended and supplemented by the Second Supplemental Indenture dated as of April 23, 2018 (herein called the "Supplemental Indenture"; the Base Indenture, as amended and supplemented by the Supplemental Indenture, and as it may be further amended or supplemented from time to time, the "Indenture"), by and between the Company and U.S. Bank National Association (the "Trustee") to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Notes. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture.
In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.
Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Fundamental Change Repurchase Price and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company shall pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.
The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture.
No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay or deliver, as the case may be, the principal (including the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest on, and the consideration due upon conversion of, this Note at the place, at the respective times, at the rate or in the amount, as applicable, and in the manner herein prescribed.
The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company designated by the Company for such purpose under the Indenture, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.
The Notes are redeemable at the Company's option but only as permitted under the Indenture.
Upon the occurrence of a Fundamental Change, the Holder has the right, at such Holder's option, to require the Company to purchase for cash all of such Holder's Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.
Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the second Scheduled Trading Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into cash and, if applicable, shares of Common Stock (subject to the Company's right to deliver cash in lieu of all or a portion of such shares of Common Stock) at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.
Terms used in this Note and defined in the Indenture are used herein as therein defined.

ABBREVIATIONS
The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:
TEN COM = as tenants in common
UNIF GIFT MIN ACT = Uniform Gifts to Minors Act
CUST = Custodian
TEN ENT = as tenants by the entireties
JT TEN = joint tenants with right of survivorship and not as tenants in common Additional abbreviations may also be used though not in the above list.

SCHEDULE A
SCHEDULE OF EXCHANGES OF NOTES
SHIP FINANCE INTERNATIONAL LIMITED
 4.875% Convertible Senior Notes due 2023
The initial principal amount of this Global Note is $[        ]. The following increases or decreases in this Global Note have been made:
Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

ATTACHMENT 1
[FORM OF CONVERSION NOTICE]
To: Ship Finance International Limited
The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 in principal amount or an integral multiple thereof) below designated, into cash and, if applicable, shares of Common Stock (subject to the Company's right to deliver cash in lieu of all or a portion of such shares of Common Stock) in accordance with the terms of the Indenture, and directs that any cash payable and any shares of Common Stock issuable and deliverable upon such conversion, together with any cash for any fractional share of Common Stock, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any shares of Common Stock or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note.
Dated

Signature(s)
Signature Guarantee    __________________________
Signature(s) must be guaranteed
by an eligible Guarantor Institution
(banks, stock brokers, savings and
loan associations and credit unions)
with membership in an approved
signature guarantee medallion program
pursuant to U.S. Securities and Exchange
Commission Rule 17Ad-15 if shares
of Common Stock are to be issued, or
Notes are to be delivered, other than
 to and in the name of the registered holder.
Fill in for registration of shares if
to be issued, and Notes if to
be delivered, other than to and in the
 name of the registered holder:

 (Name)

 (Street Address)

 (City, State and Zip Code)

Please print name and address
Principal amount to be converted (if less than all): $ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

ATTACHMENT 2
[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]
To: Ship Finance International Limited
The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Ship Finance International Limited (the "Company") as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with the Indenture (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date.
In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:
Dated:
Signature(s)

Social Security or Other Taxpayer
 Identification Number

Principal amount to be repurchased (if less than all): $            ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

ATTACHMENT 3
[FORM OF ASSIGNMENT AND TRANSFER]
For value received                    hereby sell(s), assign(s) and transfer(s) unto                    (Please insert Social Security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints                    attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.
Dated:    _______________________________
Signature(s)

 Signature Guarantee
Signature(s) must be guaranteed by an
eligible Guarantor Institution (banks, stock
brokers, savings and loan associations and
credit unions) with membership in an approved
signature guarantee medallion program pursuant
to U.S. Securities and Exchange Commission
Rule 17Ad-15 if Notes are to be delivered, other
 than to and in the name of the registered holder.
NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.